                     VWR Scientific Products Corporation
                              1310 Goshen Parkway
                            West Chester, PA 19380

                               November 19, 1997

VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

        Re: VWR Scientific Products Corporation
            Final Prospectus
            -----------------------------------

Dear Sir or Madam:

        Pursuant to Rule 424(b)(1) of the Securities Act of 1933, as amended, VWR Scientific Products Corporation (the "Company") is filing the Final Prospectus in connection with the offering for sale of up to 3,025,000 shares of the Company's common stock.

        Please direct any comments or questions concerning this filing to counsel for the Company, Thomas E. Wood or Thomas D. Salus at 610-993-2211 and 610-993-2246, respectively. Thank you for your assistance.


                                        Very truly yours,

                                        /s/ David M. Bronson
                                        David M. Bronson

Attachment

cc:   The Nasdaq Stock Market, Inc.

                                                              Rule No. 424(b)(1)
                                                      Registration No. 333-38427


PROSPECTUS

                               2,750,000 SHARES

                [LOGO OF VWR SCIENTIFIC PRODUCTS APPEARS HERE]

                                 COMMON SHARES

                                 ------------

  All of the Common Shares offered hereby are being sold by VWR Scientific Products Corporation ("VWR Scientific Products" or the "Company").

  The Common Shares of the Company are traded on the Nasdaq National Market under the symbol "VWRX." On November 18, 1997, the last sale price of the Common Shares as reported by Nasdaq was $23 1/4 per share.

  Concurrently with the closing of this offering, the Company will sell in a private placement to one or more affiliates of Merck KGaA, Darmstadt, Germany (together with its affiliates, "Merck KGaA"), pursuant to pre-existing contractual rights of Merck KGaA, 2,737,926 Common Shares at a price per share equal to the per share public offering price for the Common Shares in this offering, for an aggregate purchase price of approximately $62.3 million. If the Underwriters' over-allotment option is exercised, Merck KGaA will purchase up to 273,793 additional Common Shares on the same terms as described above. See "Concurrent Merck KGaA Sale" and "Relationship with Merck KGaA."

  SEE "RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON SHARES OFFERED HEREBY.

                                 ------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                                             UNDERWRITING
                            PRICE TO         DISCOUNTS AND         PROCEEDS TO
                             PUBLIC          COMMISSIONS(1)        COMPANY(2)
--------------------------------------------------------------------------------
Per Share                   $22.75               $1.25               $21.50
--------------------------------------------------------------------------------
Total(3)                 $62,562,500          $3,437,500         $59,125,000
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses of the offering estimated at $500,000, payable by the Company.
(3) The Company has granted to the Underwriters a 30-day option to purchase up to 275,000 additional Common Shares on the same terms as set forth above solely to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Company will be $68,818,750, $3,781,250 and $65,037,500, respectively. See "Underwriting."

                                 ------------

  The Common Shares are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the Common Shares offered hereby will be available for delivery on or about November 24, 1997 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                                 ------------

SMITH BARNEY INC.
                  BT ALEX. BROWN
                                    LEGG MASON WOOD WALKER
                                            Incorporated
                                                      LEHMAN BROTHERS

November 18, 1997

  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES, INCLUDING BY OVER-ALLOTMENT, ENTERING STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR IMPOSING PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

  IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON SHARES ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere or incorporated by reference in this Prospectus.

                                  THE COMPANY

  VWR Scientific Products is a leading distributor serving the North American research and development community. The Company distributes laboratory supplies, chemicals and equipment to life science, educational and industrial organizations throughout the United States and Canada. The Company also distributes critical environment (cleanroom) supplies and apparel to manufacturers of electronics, medical devices and pharmaceuticals and is the largest national supplier in this industry. The Company offers a line of more than 200,000 products from more than 2,000 manufacturers through its network of five highly-automated regional distribution centers and over 50 smaller service centers and just-in-time facilities. VWR Scientific Products' history extends more than 100 years, and in 1986 it became a public company when it was spun off from Univar Corporation. VWR Scientific Products significantly expanded its national presence in September 1995 when it acquired the industrial distribution business ("Baxter Industrial") of Baxter Healthcare Corporation ("Baxter Healthcare") for approximately $432 million, doubling the Company's revenue base to over $1 billion in 1996.

  The Company offers a comprehensive range of high quality, cost-effective distribution and supply-chain management services, including product procurement and distribution, just-in-time delivery, inventory management, electronic purchasing and product tracking. The Company's services assist customers in managing their supply needs, thereby allowing them to focus on their core businesses. These services can be tailored to meet the needs of customers ranging from single-site laboratories to large multinational corporations and may be provided individually, in any combination, or comprehensively as the outsourcing of a customer's entire procurement and replenishment function.

  The Company estimates the North American market for laboratory and critical environment supplies in which it competes exceeded $7 billion in 1996. Although this market has generally exhibited steady and relatively non-cyclical growth, certain sectors have grown at rates significantly above that of the market as a whole. In particular, expenditures by pharmaceutical companies have grown substantially in recent years and, when combined with research and development and production spending of the rapidly growing biotechnology and microelectronics industries, represent significant opportunities for distributors of products used in this market.

  Historically, the laboratory and critical environment supply industries have been highly fragmented and populated by a large number of small, local and regional distributors. Recently, however, distribution companies have been consolidating for a variety of reasons, generally relating to the improved ability of larger, more sophisticated distributors to identify and respond to industry trends, including the increasing demand by customers for a single source of supply, the growing importance to customers of outsourcing supply-chain management functions and the utilization of information technology to market more products to a larger customer base. The Company believes that those distributors which develop the capabilities and strengths to take advantage of these trends will be positioned to exceed market growth rates in this industry.

  The Company's objective is to be the leading distributor of laboratory and critical environment supplies, chemicals and equipment to the North American research and production market. The Company's strategy for achieving this objective is to: (i) continue to focus on its traditional strength of providing efficient distribution services so as to lower customers' supply costs; (ii) offer a full range of supply-management services to meet the diverse needs of the marketplace; (iii) target high growth market segments, including pharmaceuticals, biotechnology and critical environment; (iv) seek out "partnership" arrangements with leading companies within its market segments;
(v) offer a comprehensive product line; and (vi) employ its information technology to assist customers in reducing supply costs.

  The Company is 49.89% owned by Merck KGaA, a manufacturer and distributor of pharmaceuticals, laboratory supplies and products and specialty chemicals. Merck KGaA is contractually entitled to maintain its percentage equity ownership in the Company. Merck KGaA has been a supplier of chemicals and other products to VWR Scientific products for over 15 years and is currently the Company's second largest supplier of chemicals.

                                  THE OFFERING

Common Shares being offered hereby..................  2,750,000(1)
Common Shares outstanding after the offering........  27,859,814(2)
Use of proceeds.....................................  Repayment of indebtedness
Nasdaq National Market symbol.......................  VWRX

--------
(1) Does not include up to 275,000 Common Shares that may be sold pursuant to the Underwriters' over- allotment option. Also excludes 2,737,926 Common Shares (3,011,719 Common Shares if the Underwriters' over-allotment option is exercised in full) to be purchased by Merck KGaA in a private placement concurrently with the closing of this offering. See "Concurrent Merck KGaA Sale," "Relationship with Merck KGaA" and "Underwriting."

(2) Based on the number of Common Shares outstanding as of September 30, 1997. Includes 2,737,926 Common Shares to be sold to Merck KGaA in a concurrent private placement. Does not include: (i) up to 1,417,108 Common Shares issuable upon the exercise of options outstanding as of September 30, 1997 granted under the Company's employee option plans with a weighted average exercise price of $12.51 per share; (ii) up to 275,000 Common Shares that may be sold pursuant to the Underwriters' over-allotment option, and (iii) up to 273,793 Common Shares that will be sold to Merck KGaA if the Underwriters over-allotment option is exercised. See "Concurrent Merck KGaA Sale," "Underwriting" and Note 10 of Notes to Consolidated Financial Statements.

                           CONCURRENT MERCK KGAA SALE

  Concurrently with the closing of this offering, the Company will sell in a private placement to Merck KGaA, pursuant to pre-existing contractual rights of Merck KGaA, 2,737,926 Common Shares, at a price per share equal to the per share public offering price for the Common Shares in this offering, for an aggregate purchase price of approximately $62.3 million (the "Merck KGaA Sale"). This sale is being made pursuant to the terms of a Standstill Agreement between the Company and EM Industries, Incorporated ("EMI"), an affiliate of Merck KGaA, under which Merck KGaA has the right under certain circumstances to purchase from the Company that number of Common Shares necessary to maintain its ownership percentage at 49.89%. If the Underwriters' over-allotment option is exercised, Merck KGaA will purchase from the Company on the same terms as described above up to an additional 273,793 Common Shares. The Company intends to use the net proceeds of the Merck KGaA Sale to repay indebtedness. See "Use of Proceeds" and "Relationship with Merck KGaA."

                                  RISK FACTORS

  An investment in the Common Shares offered hereby involves certain risks. See "Risk Factors."

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              NINE MONTHS ENDED
                                   YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                 ---------------------------- -----------------
                                   1994     1995      1996      1996     1997
                                 -------- -------- ---------- -------- --------
STATEMENT OF OPERATIONS DATA:
Sales..........................  $535,179 $718,684 $1,117,286 $844,699 $930,418
Cost of sales..................   421,981  559,565    870,379  655,482  724,385
                                 -------- -------- ---------- -------- --------
    Gross margin...............   113,198  159,119    246,907  189,217  206,033
Operating expenses.............    94,333  124,317    172,407  127,578  131,136
Depreciation and amortization..     9,791   13,212     20,740   15,040   16,386
Acquisition-related expenses...       916    3,761      5,128    4,126      253
                                 -------- -------- ---------- -------- --------
    Total operating expenses...   105,040  141,290    198,275  146,744  147,775
Operating income...............     8,158   17,829     48,632   42,473   58,258
Interest expense and other.....     5,137   14,803     36,827   27,234   27,179
                                 -------- -------- ---------- -------- --------
Income before income taxes.....     3,021    3,026     11,805   15,239   31,079
Income taxes...................       968    1,091      4,782    6,096   13,053
                                 -------- -------- ---------- -------- --------
Net income.....................  $  2,053 $  1,935 $    7,023 $  9,143 $ 18,026
                                 ======== ======== ========== ======== ========
Earnings per share.............  $   0.18 $   0.13 $     0.32 $   0.41 $   0.79
                                 ======== ======== ========== ======== ========
Weighted average number of
 common shares outstanding.....    11,128   14,831     22,209   22,071   22,715
PRO FORMA DATA(1):
Operating income...............                    $   48,632 $ 42,473 $ 58,258
Interest expense and other.....                        27,260   20,111   19,984
                                                   ---------- -------- --------
Income before income taxes.....                        21,372   22,362   38,274
Income taxes...................                         8,657    8,981   15,967
                                                   ---------- -------- --------
Net income.....................                    $   12,715 $ 13,381 $ 22,307
                                                   ========== ======== ========
Earnings per share.............                    $     0.46 $   0.49 $   0.79
                                                   ========== ======== ========
Weighted average number of
 common shares outstanding.....                        27,697   27,559   28,203

                                                           SEPTEMBER 30, 1997
                                                         -----------------------
                                                          ACTUAL  AS ADJUSTED(2)
BALANCE SHEET DATA:                                      -------- --------------
Working capital......................................... $149,107    $179,107
Total assets............................................  736,114     735,178
Current portion of long-term debt.......................   30,000         --
Long-term debt..........................................  349,173     258,260
Shareholders' equity....................................  201,739     322,095

--------
(1) Gives pro forma effect to the sale of the Common Shares offered hereby and pursuant to the Merck KGaA Sale and the application of the estimated net proceeds therefrom as described in "Use of Proceeds" as if such transactions had occurred as of the beginning of the period presented. See "Use of Proceeds" and the Unaudited Pro Forma Financial Statements including notes thereto, included elsewhere in this Prospectus.
(2) Represents the historical data as of September 30, 1997 as adjusted to give effect to the sale of the Common Shares offered hereby and pursuant to the Merck KGaA Sale and the application of the net proceeds therefrom as described in "Use of Proceeds." See "Use of Proceeds" and the Unaudited Pro Forma Financial Statements including notes thereto, included elsewhere in this Prospectus.

                                ----------------
  Unless otherwise indicated, information in this Prospectus assumes no exercise of the Underwriters' option to purchase from the Company up to 275,000 additional Common Shares to cover over-allotments, if any, and no purchase by Merck KGaA of up to 273,793 additional Common Shares if the Underwriters' over-allotment option is exercised.

                                 RISK FACTORS

  An investment in the Common Shares of the Company, par value $1.00 per share (the "Common Shares"), offered hereby involves various risks. In addition, this Prospectus contains and incorporates by reference forward-looking statements that involve risks and uncertainties. Discussions containing such forward-looking statements may be found in the material set forth under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business" and elsewhere. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of many factors, including those described below and elsewhere in this Prospectus. In addition to general investment risks and those factors set forth elsewhere in this Prospectus, prospective investors should consider, among other things, the following factors:

COMPETITION

  The distribution of laboratory supplies, chemicals and equipment is highly competitive. The Company competes with national and regional distributors, specialty distributors and manufacturers who sell their products directly to end users. The Company's largest national competitor is Fisher Scientific International Inc. Competitive factors include price, service and delivery, breadth of product line, customer support and the ability to meet the special requirements of customers. While the Company attempts to differentiate itself primarily on factors other than price, there can be no assurance that the Company will not encounter increased price or other competition in the future that could adversely affect the Company's business. Due to the nature of profit margins in the distribution business, small changes in pricing can have a material impact on the Company's profitability. There can be no assurance that competitive factors in the Company's market will not have a material adverse effect on the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business--Competition."

DEPENDENCE ON INFORMATION SYSTEMS; SYSTEMS CONVERSION; YEAR 2000 ISSUE

  The efficient operation of the Company's business is dependent in part on its information systems. These systems play an integral role in: tracking product offerings (including pricing and availability); processing and shipping customer orders; warehouse operations; purchasing; inventory management; financial reporting; and other financial and operational functions. The Company believes that its reliance on information systems is likely to increase as the Company strives to achieve greater levels of automation to reduce operating expenses. Significant disruptions in the Company's information systems could have a material adverse effect on the Company.

  The Company is currently in the process of implementing a project whereby many of its present computer systems, including its order entry, purchasing and financial systems will be replaced. The Company and its Board of Directors have approved expenditures of $25 - $30 million for this conversion, which is expected to occur over the next two years. There can be no assurance that the Company will not experience unanticipated delays, complications and expenses in implementing, integrating and operating such systems. Failure to successfully complete the conversion of the Company's current computer system on a timely basis could result in operational and financial disruptions and could also lead to cost over-runs. See "Business--Information Systems."

  The Company faces "Year 2000" issues. The Year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year, resulting in incorrect calculations for the year 2000 and beyond. The Company's issues relate not only to its own systems being Year 2000 compliant, but also those systems of its suppliers and customers. The new computer systems described above will alleviate much of the Company's Year 2000 issue, and the Company is taking steps to correct any problems in its remaining systems. Failure of the Company, its suppliers or its customers to address the Year 2000 issue could have a material adverse effect on the Company.

DEPENDENCE ON TRANSPORTATION AND FREIGHT COMPANIES

  The Company relies heavily on third-party transportation and freight companies to receive supplies and distribute customer orders. Although the Company did not experience any significant impact from the recent strike by employees of the United Parcel Service, there can be no assurance that any disruption of service from a third-party transportation or freight company in the future would not have a material adverse effect on the Company.

PURCHASE COMMITMENTS

  The Company has distribution agreements with three suppliers requiring the Company to make minimum annual purchases of products for resale. A failure by the Company to resell the products that it is required to purchase under these agreements could have a material adverse effect on the Company's financial condition and results of operations.

  In an agreement with Baxter Healthcare and Allegiance Corporation, the Company is required to meet minimum purchase requirements, or, if such requirements are not met, to purchase products or pay an amount equal to any deficiency. For the contract year ended September 30, 1997, the Company intends to purchase products from Baxter Healthcare and Allegiance Corporation to satisfy any shortfall relative to the required minimum of $71 million. These purchases are not expected to have a material effect on the Company's financial condition or results of operations for 1997. The minimum aggregate requirements for each of the remaining contract years, which are subject to annual adjustments, are $82 million, $89 million and $96 million.

  The Company has minimum purchase requirements with another supplier whereby the Company is required to meet minimum annual purchase requirements, or, if such minimums are not achieved, to purchase products or pay the related estimated gross margin that would otherwise have been earned by the supplier. At September 30, 1997, the Company had purchased approximately $15 million of products from this supplier. The Company intends to satisfy any deficiency for the calendar year 1997 by purchasing the necessary amount of products. For the contract year ended December 31, 1997 the required minimum is $22 million. These purchases are not expected to have a material effect on the Company's financial condition or results of operations for 1997. The Company's commitments for each of the three remaining calendar years in the agreement are $23 million, $24 million and $24 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OWNERSHIP BY MERCK KGAA, DARMSTADT, GERMANY; SHARES AVAILABLE FOR FUTURE SALE

  Upon completion of this offering, Merck KGaA will continue to own 49.89% of the outstanding Common Shares and will continue to have representation on the Company's Board of Directors commensurate with such ownership. Merck KGaA has not in the past been involved in the day-to-day management of the Company's business, and the Company does not expect Merck KGaA to become involved in the foreseeable future, although there can be no assurances to this effect. Merck KGaA is contractually prohibited from acquiring, prior to April 13, 1999, additional Common Shares beyond its current percentage ownership, subject to certain exceptions; and after April 13, 1999 is prohibited from acquiring any further Common Shares of the Company unless its acquisition is pursuant to a tender offer for all of the Common Shares made to all other shareholders, the terms of which are first approved by a majority of the directors of the Company not affiliated with or designated by Merck KGaA and which is accepted by holders of at least a majority of the Common Shares not owned by Merck KGaA. Nonetheless, Merck KGaA's stock ownership and board representation, combined with other factors such as Merck KGaA's registration rights described below and ownership of a $135 million principal amount subordinated debenture (the "Debenture"), create risks in ownership of the Common Shares not typically found in public companies. These risks include uncertainties as to whether or how Merck KGaA will exercise its substantial influence (inherent in its security ownership and contract rights) over the Company's management and operations and the fact that Merck KGaA's relationship with the Company makes the Company a less likely takeover target, which reduces the likelihood that the Common Shares will ever reflect a takeover premium.

  Merck KGaA has rights to cause the Company to register under the Securities Act the public offering of Common Shares owned by Merck KGaA. Also, Merck KGaA can sell Common Shares in the public market pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). If Merck KGaA sells a substantial number of Common Shares in the public market, such action could depress the market price of the Common Shares.

  Merck KGaA has been a supplier of chemicals and other products to the Company for over 15 years. The Company approached Merck KGaA to become an investor in the Company, first in early 1995, and then later in 1995 to help finance the Baxter Industrial acquisition, and believes its relationship with Merck KGaA is beneficial to the Company both financially and strategically. Nonetheless, this relationship entails some risks, which investors should consider carefully. See "Relationship with Merck KGaA."

LEVERAGE

  The Company's indebtedness is significant in relation to its total capitalization. On a pro forma basis giving effect to the sale of the Common Shares in this offering and in the Merck KGaA Sale and the application of the estimated net proceeds therefrom, the Company's indebtedness represented approximately 45% of total capitalization at September 30, 1997. See "Use of Proceeds" and "Capitalization."

FLUCTUATION IN OPERATING RESULTS

  The Company has experienced fluctuations in sales and operating results from quarter to quarter. Quarterly results are subject to fluctuation due to a number of factors, including the fact that schools and universities order the bulk of their supplies over the summer months. In addition, the Company's quarterly results of operations are influenced by competitive factors, including pricing, availability and demand for the Company's products; variations in the level of orders, which can be affected by general economic conditions and growth rates in the markets served by the Company's customers; the delivery performance of sole-source vendors; the timing of future product releases; inadequate response to either changes in technology or customer preferences; the ability to manage growth; and nonpayment of accounts receivable. Fluctuations in the Company's quarterly operating results could result in significant volatility in, and otherwise adversely affect, the market price for the Common Shares.

RISKS RELATING TO INTANGIBLE ASSETS

  Principally as a result of the Baxter Industrial acquisition in September 1995, the Company had recorded as of September 30, 1997 approximately $357.3 million in intangible assets, representing approximately 48.5% of total assets. These assets are being amortized primarily over 40 years, which resulted in amortization expense of $7.3 million for the nine months ended September 30, 1997. Furthermore, any determination that a significant impairment of the Company's intangible assets has occurred could require the write-off of the impaired portion of unamortized intangible assets, which could have a material adverse effect on the Company.

ANTI-TAKEOVER CONSIDERATIONS

  Certain provisions of the Company's Articles of Incorporation and Bylaws and of the Pennsylvania Business Corporation Law may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire control of the Company. For example the Company's Articles of Incorporation contain provisions which: (i) classify the Board of Directors into three classes, with one class being elected each year; (ii) permit the Board of Directors to issue "blank check" preferred shares without shareholder approval; and (iii) require super-majority shareholder approvals for certain transactions specified in the Articles of Incorporation. Under the Pennsylvania Business Corporation Law, because the Company's Articles of Incorporation provide for a classified Board of Directors, shareholders may only remove directors for cause.

  The likelihood that any party other than Merck KGaA and its affiliates would make an offer to acquire all of the Company's outstanding Common Shares is substantially reduced, because no party could, as a practical matter, acquire the Company without the approval of Merck KGaA. See "Risk Factors--Ownership by Merck KGaA, Darmstadt, Germany; Shares Available for Future Sale," and "Relationship with Merck KGaA."

  In May 1988 the Company adopted a Shareholders Rights Agreement (the "Rights Agreement"). The Rights Agreement, which expires in May 1998, is intended to encourage potential acquirors to negotiate with the Company's Board of Directors and to discourage coercive, discriminatory and unfair proposals. The Rights Agreement has certain anti-takeover effects, including the ability to cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors of the Company. As a result, the Rights Agreement could add substantially to the cost of acquiring the company, and consequently could delay or prevent a change in control of the Company. These effects could adversely affect the market price for the Common Shares. See Note 9 of Notes to Consolidated Financial Statements.

  In connection with the investments by Merck KGaA in the Company, the Board of Directors: (i) approved an amendment to the Rights Agreement which has the effect of excluding the application of the Rights Agreement as to Merck KGaA and its affiliates (so long as they are not in default under the Standstill Agreement); and (ii) approved EM Laboratories, Incorporated ("EML") as a "20% Shareholder" (as that term is defined in the Corporation's Articles of Incorporation) prior to its becoming such, thereby rendering inapplicable the super-majority voting provision under Article VIII of the Corporation's Articles of Incorporation. Absent a similar approval, under Article VIII of the Corporation's Articles of Incorporation, any merger or sale of assets between the Corporation and the beneficial owner of 20% or more of the Corporation's voting securities would require the affirmative vote of (a) the holders of 80% of the voting securities, including (b) the holders of more than 50% of the outstanding voting securities not held by the 20% holder; however, by reason of the prior action of the Board of Directors of the Corporation, these provisions are no longer applicable to Merck KGaA and its affiliates.

  The considerations discussed above could limit the price that certain investors might be willing to pay in the future for Common Shares and otherwise adversely affect the market price of the Common Shares. In addition, the Company's Credit Facility (see "Use of Proceeds") contains certain provisions that might hinder acquisition of the Company.

                                  THE COMPANY

  The Company's immediate predecessor, VWR Corporation, was incorporated in Delaware on January 3, 1986, in order to complete the distribution plan of Univar Corporation. In 1994, the Company changed its state of incorporation to Pennsylvania and in 1995, the Company changed its name from VWR Corporation to VWR Scientific Products Corporation. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Relationship with Merck KGaA."

  The Company's executive offices are located at 1310 Goshen Parkway, West Chester, Pennsylvania 19380, and its telephone number at that address is (610) 431-1700. As used in this Prospectus, the terms "VWR Scientific Products" and the "Company" include VWR Scientific Products Corporation and its subsidiaries, unless the context otherwise indicates.

                          CONCURRENT MERCK KGAA SALE

  Concurrently with the closing of this offering, the Company will sell in a private placement to Merck KGaA, pursuant to pre-existing contractual rights of Merck KGaA, 2,737,926 Common Shares, at a price per share equal to the per share public offering price for the Common Shares in this offering, for an aggregate purchase price of approximately $62.3 million. This sale is being made pursuant to the terms of a Standstill Agreement between the Company and EMI under which Merck KGaA has the right under certain circumstances to purchase from the Company that number of Common Shares necessary to maintain its ownership percentage at 49.89%. If the Underwriters' over-allotment option is exercised, Merck KGaA will purchase from the Company on the same terms as described above additional Common Shares in an amount equal to approximately 99.56% of the number of shares purchased pursuant to the exercise of the Underwriters' over-allotment option (approximately 273,793 Common Shares if the Underwriters' over-allotment option is exercised in full). The Company intends to use the proceeds of the Merck KGaA Sale to repay indebtedness. See "Use of Proceeds" and "Relationship with Merck KGaA."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the Common Shares offered hereby, after deducting underwriting discounts and commissions and estimated expenses of the offering, are estimated to be approximately $58.6 million ($64.5 million if the Underwriters' over-allotment option is exercised in full). In addition, the Company will receive net proceeds of approximately $62.3 million ($68.5 million if the Underwriters' over-allotment option in this offering is exercised in full) from the Merck KGaA Sale.

  The Company intends to use the net proceeds of this offering and of the Merck KGaA Sale to repay $120.9 million of outstanding borrowings under the credit agreement among the Company and several senior bank lenders (the "Credit Facility"). Pursuant to the Credit Facility, the Banks have extended the Company a five-year amortizing term loan (the "Term Loan") and a revolving line of credit (the "Revolver"). At September 30, 1997, borrowings outstanding under the Term Loan and the Revolver were $88.8 million (including the current portion of $30.0 million) and $139.3 million, respectively. The Credit Facility, which terminates in September 2000, provides for interest to be paid at varying rates, depending on certain financial ratios. At September 30, 1997, interest was accruing under the Term Loan at an annual rate of 6.56% and under the Revolver at an annual rate of 6.33%. As a result of the repayment of borrowings under the Term Loan, the Company will record, in the period in which this offering closes, an extraordinary, non-cash, after-tax charge of $0.6 million from the write-off of deferred financing fees resulting from the early extinguishment of debt. See "Concurrent Merck KGaA Sale," Unaudited Pro Forma Financial Statements, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note 7 of Notes to Consolidated Financial Statements.

                                DIVIDEND POLICY

  The Company does not anticipate paying any cash dividends in the foreseeable future and intends to retain all working capital and earnings, if any, for use in the Company's operations and in the expansion of its business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, the Company's results of operations, financial condition and capital requirements, the terms of any then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant. The Company's current credit facility prohibits the payment of cash dividends without prior bank approval. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                         PRICE RANGE OF COMMON SHARES

  The Common Shares are traded on the Nasdaq National Market under the symbol "VWRX." The following table sets forth the high and low sale prices for the Common Shares during the periods indicated below:

                                                                   HIGH   LOW
                                                                  ------ ------
     1995:
       First Quarter............................................. $10.25 $ 7.75
       Second Quarter............................................  12.50   9.00
       Third Quarter.............................................  15.00   9.25
       Fourth Quarter............................................  15.00  10.50
     1996:
       First Quarter............................................. $15.75 $11.94
       Second Quarter............................................  17.00  13.25
       Third Quarter.............................................  19.50  14.75
       Fourth Quarter............................................  17.75  12.50
     1997:
       First Quarter............................................. $17.75 $13.00
       Second Quarter............................................  17.38  14.50
       Third Quarter.............................................  24.00  15.75
       Fourth Quarter (through November 18, 1997)................  26.00  20.63

  On November 18, 1997, the last sale price of the Common Shares as reported by Nasdaq was $23 1/4 per share. As of November 17, 1997, there were approximately 1,534 holders of record, and the Company believes that it had approximately 3,700 beneficial owners of the Common Shares.

                                CAPITALIZATION

  The following table sets forth as of September 30, 1997: (i) the unaudited capitalization of the Company; and (ii) the unaudited capitalization of the Company as adjusted to give effect to the sale of the Common Shares offered hereby and pursuant to the Merck KGaA Sale and the application of the estimated net proceeds therefrom as described in "Use of Proceeds." This table should be read in conjunction with the audited and unaudited consolidated financial statements of the Company and related notes thereto, the Unaudited Pro Forma Financial Statements and related notes thereto, and "Use of Proceeds" included elsewhere or incorporated by reference in this Prospectus. See "Concurrent Merck KGaA Sale."

                                                         SEPTEMBER 30, 1997
                                                       ------------------------
                                                        ACTUAL   AS ADJUSTED(1)
                                                       --------  --------------
                                                       (DOLLARS IN THOUSANDS)
Current portion of long-term debt..................... $ 30,000     $      0
                                                       ========     ========
Long-term debt, less current portion:
  Revolving credit facilities......................... $139,281     $107,168
  Term loan...........................................   58,800          --
  Subordinated debenture..............................  151,092      151,092
                                                       --------     --------
    Total long-term debt..............................  349,173      258,260
Shareholders' equity:
  Preferred shares, $1.00 par value per share;
  1,000,000 shares authorized; none issued or out-
   standing...........................................      --           --
  Common shares, $1.00 par value per share;
  30,000,000 shares authorized; 22,375,631 shares
   issued, actual; and 27,863,557 shares issued, as
   adjusted (2).......................................   22,375       27,863
  Additional paid-in capital..........................  152,333      267,758
  Retained earnings...................................   29,494       28,937
  Treasury stock at cost, 3,743 shares................      (59)         (59)
  Other(3)............................................   (2,404)      (2,404)
                                                       --------     --------
    Total shareholders' equity........................  201,739      322,095
                                                       --------     --------
      Total capitalization............................ $550,912     $580,355
                                                       ========     ========

--------
(1) Represents historical data as of September 30, 1997 adjusted to reflect the assumed application of $120.9 million of the net proceeds from the offering and the Merck KGaA Sale to repay the $88.8 million (including the current portion of $30.0 million) outstanding amount of the term loan and repay the revolving credit facility by $32.1 million. Pro forma adjustments to Common Shares and additional paid-in capital include the net proceeds from the offering and the Merck KGaA Sale. Pro forma adjustments to retained earnings include an extraordinary non-cash charge of $0.6 million, net of $0.4 million tax benefit, from the write-off of deferred financing fees resulting from the early extinguishment of debt.
(2) Excludes 1,417,108 Common Shares issuable upon exercise of options outstanding at September 30, 1997 at a weighted average exercise price of $12.51 per share.
(3) Includes unamortized ESOP contributions and restricted stock awards and cumulative translation adjustments.

                     SELECTED CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

  The following table presents selected consolidated financial data of the Company as of the dates and for the periods indicated. The selected financial data as of and for each of the five years ended December 31, 1996 has been derived from the Company's audited consolidated financial statements. The selected financial data as of September 30, 1997 and for the nine months ended September 30, 1996 and 1997 have been derived from the Company's unaudited consolidated financial statements, which in the Company's opinion include all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of financial position and results of operations as of the date and for the periods indicated. The results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results of operations to be achieved for the full year or for any other interim period. The selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the audited and unaudited consolidated financial statements and notes thereto included elsewhere or incorporated by reference in this Prospectus.

                                                                          NINE MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,               SEPTEMBER 30,
                          ----------------------------------------------- -----------------
                            1992     1993      1994     1995      1996      1996     1997
                          -------- --------  -------- -------- ---------- -------- --------
STATEMENT OF OPERATIONS
 DATA:
Sales...................  $490,168 $509,235  $535,179 $718,684 $1,117,286 $844,699 $930,418
Cost of sales...........   375,737  392,961   421,981  559,565    870,379  655,482  724,385
                          -------- --------  -------- -------- ---------- -------- --------
   Gross margin.........   114,431  116,274   113,198  159,119    246,907  189,217  206,033
Operating expenses......    86,890   92,510    94,333  124,317    172,407  127,578  131,136
Depreciation and
 amortization...........     8,432    9,203     9,791   13,212     20,740   15,040   16,386
Acquisition-related
 expenses...............       --       --        916    3,761      5,128    4,126      253
Restructuring and other
 charges................       --     3,300       --       --         --       --       --
                          -------- --------  -------- -------- ---------- -------- --------
   Total operating
    expenses............    95,322  105,013   105,040  141,290    198,275  146,744  147,775
Operating income........    19,109   11,261     8,158   17,829     48,632   42,473   58,258
Interest expense and
 other..................     4,021    4,708     5,137   14,803     36,827   27,234   27,179
                          -------- --------  -------- -------- ---------- -------- --------
Income before income
 taxes and cumulative
 effect of accounting
 change.................    15,088    6,553     3,021    3,026     11,805   15,239   31,079
Income taxes............     5,658    2,663       968    1,091      4,782    6,096   13,053
                          -------- --------  -------- -------- ---------- -------- --------
Income before cumulative
 effect of accounting
 change.................     9,430    3,890     2,053    1,935      7,023    9,143   18,026
Cumulative effect of
 change in accounting
 for post-retirement
 benefits, net of income
 tax benefit of $860....       --    (1,400)      --       --         --       --       --
                          -------- --------  -------- -------- ---------- -------- --------
Net income..............  $  9,430 $  2,490  $  2,053 $  1,935 $    7,023 $  9,143 $ 18,026
                          ======== ========  ======== ======== ========== ======== ========
Earnings (loss) per
 share:
 Income before
  cumulative effect of
  accounting change.....  $   0.85 $   0.35  $   0.18 $   0.13 $     0.32 $   0.41 $   0.79
 Cumulative effect of
  accounting change.....       --     (0.13)      --       --         --       --       --
                          -------- --------  -------- -------- ---------- -------- --------
 Net income.............  $   0.85 $   0.22  $   0.18 $   0.13 $     0.32 $   0.41 $   0.79
                          ======== ========  ======== ======== ========== ======== ========
Weighted average number
 of common shares
 outstanding............    11,128   11,153    11,128   14,831     22,209   22,071   22,715

                                          DECEMBER 31,
                          --------------------------------------------
                                                                       SEPTEMBER 30,
                            1992     1993     1994     1995     1996       1997
                          -------- -------- -------- -------- -------- -------------
BALANCE SHEET DATA:
Working capital.........  $ 57,881 $ 65,197 $ 75,120 $ 87,940 $143,975   $149,107
Total assets............   136,093  148,777  173,375  621,472  705,302    736,114
Current portion of long-
 term debt..............       218      150    2,250   20,000   22,500     30,000
Long-term debt..........    47,553   61,757   79,170  334,327  367,965    349,173
Shareholders' equity....    42,257   41,057   40,168  160,089  183,437    201,739

-------

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's audited and unaudited consolidated financial statements and notes thereto included elsewhere and incorporated by reference in this Prospectus.

OVERVIEW

  VWR Scientific Products is a leading distributor serving the North American research and development community. The Company distributes laboratory supplies, chemicals and equipment to life science, educational and industrial organizations throughout the United States and Canada. The Company also distributes critical environment (cleanroom) supplies and apparel to manufacturers of electronics, medical devices and pharmaceuticals and is the largest national supplier in this industry. The Company offers a line of more than 200,000 products from more than 2,000 manufacturers through its network of five highly-automated regional distribution centers and over 50 smaller service centers and just-in-time ("JIT") facilities. VWR Scientific Products' history extends more than 100 years, and in 1986 it became a public company when it was spun off from Univar Corporation.

  VWR Scientific Products significantly expanded its national presence in September 1995 when it acquired certain assets and assumed certain liabilities of the Baxter Industrial business for approximately $432 million. During 1996, the Baxter Industrial business was integrated into VWR Scientific Products' infrastructure on a regional basis. The integration process was substantially completed in early 1997. Prior to the integration of each region into VWR Scientific Products' infrastructure, Baxter Industrial customers were serviced by Baxter Healthcare under the terms of a Services Agreement to enable the uninterrupted continuation of the Baxter Industrial business after the closing of the acquisition described above, as well as an orderly transfer of the Baxter Industrial business to the Company. In September 1996, Baxter International spun off a portion of its businesses as Allegiance Corporation ("Allegiance"). Allegiance assumed Baxter Healthcare's responsibilities under the Services Agreement. Upon the cessation of services by Baxter Healthcare or Allegiance at a particular facility, the Company was required to purchase from Baxter Healthcare the inventory of laboratory supplies and equipment held for sale to customers of the Baxter Industrial business.

  The Company is 49.89% owned by affiliates of Merck KGaA. In April 1995, Merck KGaA purchased from the Company for approximately $20 million, 1,818,181 Common Shares, representing approximately 14.1% of the Common Shares then outstanding, and a warrant (the "Warrant") to purchase an additional 967,015 shares at an exercise price of $11.00 per share. In September 1995, in order to finance in part the Baxter Industrial acquisition, the Company sold to Merck KGaA the $135 million Debenture and 6,832,797 Common Shares at a price of $12.44 per share and Merck KGaA exercised the Warrant, raising Merck KGaA's beneficial ownership of the Company to 46%. Under the terms of the Debenture, interest was payable in Common Shares, at an issue price per share of $12.44, until Merck KGaA's beneficial ownership reached 49.89%. In connection with the purchase of these securities, Merck KGaA entered into a Standstill Agreement with the Company, pursuant to which Merck KGaA agreed that prior to April 1999 it would not, subject to certain specified exceptions, increase its beneficial ownership of the Common Shares above 49.89% without the prior consent of the Company. Under the Standstill Agreement, Merck KGaA has the right to maintain its ownership percentage at 49.89% in the event the Company issues additional Common Shares. See "Principal Shareholders" and "Relationship with Merck KGaA."

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain items from the Company's Statements of Operations, expressed as a percentage of total sales.

                                                                  NINE MONTHS
                                                                     ENDED
                                    YEARS ENDED DECEMBER 31,     SEPTEMBER 30,
                                   ----------------------------  --------------
                                     1994      1995      1996     1996    1997
                                   --------  --------  --------  ------  ------
   Sales..........................    100.0%    100.0%    100.0%  100.0%  100.0%
   Gross margin...................     21.2      22.1      22.1    22.4    22.1
   Operating income...............      1.5       2.5       4.4     5.0     6.3
   Net income.....................      0.4       0.3       0.6     1.1     1.9

 Comparison of Nine Months Ended September 30, 1997 and 1996

  Sales for the nine months ended September 30, 1997 increased $85.7 million, or 10.1%, to $930.4 million from $844.7 million in the comparable period of 1996. This increase was principally due to increased sales to the Company's large "partnership" accounts, increased growth in sales to small to medium size customers, growth in the Company's critical environment business and, to a lesser extent, increased prices.

  Gross margin for the nine months ended September 30, 1997 increased $16.8 million, or 8.9%, to $206.0 million from $189.2 million in the comparable period of 1996. This increase was principally due to increased sales. As a percentage of sales, gross margin for the nine months ended September 30, 1997 decreased to 22.1% from 22.4% for the comparable period of 1996. The Company experienced declining gross margin percentages in the second half of 1996 attributable to operating issues from the integration of the Baxter Industrial business, resulting in a full year 1996 gross margin percentage of 22.1% as compared to 22.4% for the first nine months of 1996. The integration was substantially completed in early 1997. During 1997, gross margin percentages were 21.8% in the first quarter, 22.1% in the second quarter and 22.5% in the third quarter. The increase in gross margins is primarily attributable to the implementation of the several internal programs to improve margins.

  Total operating expenses for the nine months ended September 30, 1997 increased $1.0 million, or 0.7%, to $147.8 million from $146.7 million for the comparable period in 1996. This increase was attributable to growth in the business. The increase was offset by non-recurring charges related to the Baxter Industrial acquisition of $4.1 million in the 1996 period compared to $0.3 million in the 1997 period. These charges consisted primarily of relocation, severance and integration expenses. Excluding the impact of acquisition-related expenses, total operating expenses increased $4.9 million, or 3.4%, to $147.5 million in the 1997 period from $142.6 million in the 1996 period. Depreciation and amortization expense for the nine months ended September 30, 1997 increased $1.3 million, or 8.9%, to $16.4 million from $15.0 million for the comparable period in 1996 as a result of 1996 distribution infrastructure investments resulting from the Baxter Industrial acquisition. As a percentage of sales, total operating expenses for the nine months ended September 30, 1997 decreased to 15.9% from 17.4% in the 1996 period, principally due to continued synergies realized as a result of the Baxter Industrial acquisition and, to a lesser extent, to smaller acquisition-related expenses in the 1997 period as compared to the 1996 period. Excluding the impact of the acquisition-related expenses, total operating expenses as a percentage of sales decreased to 15.9% in the 1997 period from 16.9% in the comparable 1996 period.

  Interest expense and other was $27.2 million for both the nine months ended September 30, 1997 and 1996. The effect of the Company's higher average borrowings under the Credit Facility was offset by lower interest rates.

  The Company's annual estimated effective tax rate for the nine months ended September 30, 1997 increased to 42% from 40% in the comparable period in 1996 reflecting the relative increase in the income contribution of the Canadian subsidiary and increases in the effective state tax rates.

 Comparison of Years Ended 1996 and 1995

  Sales for 1996 increased $398.6 million, or 55.5%, to $1.1 billion from $718.7 million in 1995, primarily due to the Baxter Industrial acquisition. VWR Scientific Products also experienced growth in its existing business.

  Gross margin for 1996 increased $87.8 million, or 55.2%, to $246.9 million from $159.1 million in 1995. As a percentage of sales, gross margins remained constant at 22.1% for both 1996 and 1995, although through the third quarter of 1996, gross margins had been higher than in the comparable period of 1995. The Company experienced declining margins in the second half of 1996 attributable to operational issues from the integration of the Baxter Industrial business resulting in a full-year 1996 margin percentage of 22.1%. The integration was substantially completed in early 1997.

  Total operating expenses for 1996 increased $57.0 million, or 40.3%, to $198.3 million (including $5.1 million of acquisition-related expenses) from $141.3 million in 1995 (including $3.8 million of acquisition-related expenses). Total operating expenses, excluding acquisition-related expenses, decreased as a percentage of sales to 17.3% from 19.1% in 1995. The Baxter Industrial acquisition increased the volume of business without a proportionate increase in operating expenses. Depreciation and amortization expense for 1996 increased $7.5 million, or 57.0%, to $20.7 million from $13.2 million in 1995, primarily as a result of amortization of the excess of cost over net assets of businesses acquired and depreciation expense for facilities expansion, both related to the Baxter Industrial acquisition. Acquisition-related expenses consist primarily of relocation, integration, severance and lease termination expenses directly attributable to the Baxter Industrial acquisition.

  Interest expense and other for 1996 increased $22.0 million, or 148.8%, to $36.8 million from $14.8 million in 1995. Interest expense and other increased for 1996 due to the full-year effect of the debt incurred to finance the Baxter Industrial acquisition and working capital requirements for the integration of the Baxter Industrial business into the VWR Scientific Products infrastructure. At the time of the Baxter Industrial acquisition, the Company issued the Debenture and incurred incremental borrowings under the Credit Facility of approximately $170 million.

  In 1996, the effective tax rate increased to 40.5% from 36.1% due to increases in state taxes and the improved profitability of the Canadian subsidiary. See Note 8 of Notes to Consolidated Financial Statements for a description of the differences between the statutory and effective income tax rates.

  Earnings per share in 1996 reflect the full-year effect of the shares issued to Merck KGaA in 1995, as well as shares issued in 1996 in lieu of interest payments on the Debenture. Under the terms of the Debenture, additional shares were issued to Merck KGaA, in lieu of interest payments, until Merck KGaA obtained a 49.89% ownership in the Company.

 Comparison of Years Ended 1995 and 1994

  Results for 1995 were impacted by the acquisitions of Baxter Industrial on September 15, 1995 and Canlab, the Toronto-based distribution division of Baxter International, on October 31, 1994.

  Sales for 1995 increased $183.5 million, or 34.3%, to $718.7 million from $535.2 million in 1994. The Baxter Industrial acquisition accounted for 74% of the increase in sales. The full-year effect of the Canlab acquisition accounted for 19% of the increase. The remainder of the sales growth occurred in the existing VWR Scientific Products business.

  Gross margin for 1995 increased $45.9 million, or 40.6%, to $159.1 million from $113.2 million in 1994. As a percentage of sales, gross margins for 1995 increased to 22.1% from 21.2% in 1994. The increase was the result of the implementation of internal programs to improve margins of VWR Scientific Products' domestic and Canadian businesses.

  Total operating expenses for 1995 increased $36.3 million, or 34.5%, to $141.3 million (including $3.8 million of acquisition-related expenses) from $105.0 million in 1994 (including $0.9 million of acquisition-related expenses). Total operating expenses remained relatively constant as a percentage of sales. Approximately 62% of the increase in expenses was due to the Baxter Industrial acquisition and 13% was due to the full-year effect of the Canlab acquisition in the fourth quarter of 1994. Depreciation and amortization expense increased primarily as a result of amortization of the Baxter Industrial excess of cost over net assets of business acquired. Acquisition-related expenses consisted of lease termination, severance, relocation, training and integration expenses directly attributable to the acquisitions of Baxter Industrial and Canlab in 1995 and 1994, respectively.

  In December 1994, the Company made the decision to consolidate certain sales offices and functions. As a result, the Company incurred approximately $1.2 million in charges which were primarily for severance and other personnel-related costs. The costs were recognized prior to the Baxter Industrial acquisition in September 1995. Due to the effects of the Baxter Industrial acquisition, the Company was not able to measure the benefits related to these costs and has classified these costs as operating expenses.

  Interest expense and other for 1995 increased $9.7 million, or 188.2%, to $14.8 million from $5.1 million in 1994. Interest expense and other increased in 1995 primarily due to the effect of the debt incurred for the Baxter Industrial acquisition. In order to partially fund the acquisition, the Company issued a $135 million Debenture and incurred incremental borrowings under a Credit Facility of approximately $170 million. The interest on the Debenture and the incremental borrowings on the Credit Facility account for 94% of the increase in interest expense. In addition, average borrowings under the former credit facility had increased due to the Canlab acquisition in the fourth quarter of 1994.

  In 1995, the effective tax rate increased to 36.1% from 32.0% because in 1994, the Company recognized a tax benefit on prior-year losses from the Canadian operations. In 1995, due primarily to programs to improve gross margin and the effect of the Canlab acquisition, the Canadian operations recognized a profit.

  Earnings per share in 1995 reflect the weighted average shares issued to Merck KGaA.

LIQUIDITY AND CAPITAL RESOURCES

  In the first nine months of 1997, operations generated $32.9 million of cash compared to a $22.4 million use of cash in the comparable period of 1996. For the full year of 1996, operations used $28.1 million of cash. The improvement in cash from operations is largely attributable to the completion of the Baxter Industrial integration. In 1996, the Company was required to purchase inventory to service the Baxter Industrial business as it was integrated into VWR Scientific Products facilities on a regional basis. Also in 1996, the Company increased inventory levels in advance of the regional transitions to service the business without interruption to the customer.

  The Company's current ratio was 1.9 at September 30, 1997 as compared to 2.0 at December 31, 1996 and 1.8 at December 31, 1995. The increase in accounts receivable during 1996 was due to increases in sales and the integration of the Baxter Industrial business. During 1997, accounts receivable continued to increase primarily due to increased sales. In 1996, the Company increased its inventory in order to service the Baxter Industrial business. The increase in accounts payable during 1996 was due to increases in inventory partially offset by a decrease in the amounts payable for goods shipped under the Services Agreement at December 31, 1995. The increase in receivables in 1997 is largely offset by the increase in accounts payable and other liabilities. Debt increased in 1996 due to the expansion of distribution facilities and the need to fund working capital requirements for the Baxter Industrial acquisition. Equity increases reflect the 1996 issuance of shares to Merck KGaA as payment for interest on the Debenture as well as net income for each period.

  The Company is party to a Distribution Agreement with Baxter Healthcare and Allegiance. The Distribution Agreement, which has a term ending on September 30, 2000, provides, among other things, that the Company is obligated during each year to either purchase a minimum dollar amount of products for sale in each of the United

States and internationally, or, if such minimum requirements have not been met during such year, purchase products or pay to Baxter Healthcare and Allegiance an amount, in each case, equal to any such deficiency. The minimum aggregate domestic and international requirements, which are subject to annual adjustment, for each of the remaining three fiscal years of the Distribution Agreement, are $82 million, $89 million, and $96 million. During the 1996 contract year, the minimum requirement under this agreement of $63 million was satisfied. For the contract year ended September 30, 1997, the Company intends to purchase products from Baxter Healthcare and Allegiance Corporation to satisfy any shortfall relative to the required minimum of $71 million. These purchases are not expected to have a material effect on the Company's financial condition or results of operations for 1997. The Company also has a similar agreement with another manufacturer, under which its minimum annual purchase obligation for each of the years 1997 through 2000 are $22 million, $23 million, $24 million and $24 million, respectively.

  The Company and certain of its subsidiaries are parties to the Credit Facility. Borrowings under the Revolver are limited to 85% of eligible accounts receivable and 50% of eligible inventory (in each case, as defined by the Credit Facility). In 1996, the Company increased the amount available under the Revolver to $175 million. At December 31, 1997, the Revolver's limit will revert to $150 million. The Term Loan and Revolver are secured by liens in favor of the banks on substantially all of the Company's tangible and intangible property, excluding real estate. Both the Term Loan and the Revolver bear interest rates based on the London Interbank Offered Rate ("LIBOR") or the prime rate, plus the applicable margin. Under the Credit Facility, as amended, the Company is required to pay commitment fees on the unused portion of the Revolver of between 0.15% and 0.30%. The applicable margin on interest and the commitment fees vary depending on the relationship between the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") and aggregate borrowings under the Credit Facility. At September 30, 1997 and 1996, the approximate weighted average interest rates on borrowings under the outstanding Credit Facility were 6.4% and 7.0%, respectively.

  The Credit Facility includes financial covenants with respect to: minimum earnings before interest, taxes, depreciation and amortization; maximum senior leverage ratio; minimum interest coverage; minimum net worth; and minimum fixed coverage ratio. The Company's financial performance has met or exceeded these covenants throughout 1996 and 1997. The Credit Facility prohibits the Company, among other things, from paying dividends and making other distributions (except for the issuance of shares as required by the Debenture) and has change-of-control provisions.

  The Company incurred indebtedness of $135 million evidenced by the Debenture to finance in part the Baxter Industrial acquisition. The Debenture matures in a single installment in September 2005. The Debenture is subordinated to the Company's obligations to its primary bank lending institutions. The Debenture bears interest at 13% per annum, payable quarterly. Until such time as Merck KGaA obtained an ownership of 49.89% of the aggregate number of issued and outstanding Common Shares, interest was payable solely in Common Shares at a price of $12.44 per share, and thereafter, until September 14, 1997, interest on the Debenture was deferred until the Debenture matures. Interest is payable quarterly in cash after September 14, 1997 through the maturity date.

  The Company has entered into various interest rate swap agreements with financial institutions which effectively change the Company's interest rate exposure on a notional amount of debt from variable rates to fixed rates. The notional amounts of the interest rate swaps are based upon expected debt levels during the term of the Credit Facility. The Company provides protection to meet actual exposures and does not speculate in derivatives. At September 30, 1997, the Company had a notional amount of $160 million of swaps in effect. These swaps expire between 1997 and 2000. The amount of floating rate debt protected by the swaps ranges from $160 million to $25 million during the period outstanding with fixed rates ranging from 5.3% to 6.4%. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. The Company does not anticipate nonperformance by the counterparties.

  The Company's use of swaps and collars for interest rate protection increased interest expense by $0.2 million and $0.5 million for the first nine months of 1997 and 1996, respectively, and increased interest expense by $0.7 million, $0.3 million, and $1.2 million in 1996, 1995, and 1994, respectively. Pursuant to the Credit Facility, the Company is obligated to provide interest rate protection on at least 25% of the Credit Facility.

  The Company has been designated by the Environmental Protection Agency as a potentially responsible party for various sites. Management believes that any required expenditures would be immaterial to the Company's Consolidated Financial Statements.

  The Company has begun a project to enhance its computer systems to satisfy its future requirements. This enhancement will result in the replacement of many of the Company's current systems including order entry, purchasing, and financial systems. The Company anticipates that the total cost of its new system will be between $25 million and $30 million and is expected to be expended over the next two years. A substantial portion of the costs associated with the replacement of existing systems will be recorded as assets and amortized.

  In addition, the Company has conducted a review to identify the systems that could be affected by the "Year 2000" issue. The Year 2000 issue is the result of computer programs being written using two digits (rather than four) to define the applicable year. Any of the Company's programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000, which could cause the Company's computer systems to perform inaccurate calculations. The Company has developed a timeline for enhancing its computer systems. The enhancement, together with other planned system changes, is intended to correct the Year 2000 issue. The Company does not expect the amounts required to be expensed over the next two years, to correct the Year 2000 issue, to have a material effect on its financial condition or results of operations.

  The Company believes that net cash provided by operating activities and the proceeds from this offering and the Merck KGaA Sale, supplemented as necessary with funds available under the Credit Facility, will provide sufficient resources to meet its working capital and cash requirements for the foreseeable future.

RECENTLY ISSUED ACCOUNTING STANDARDS

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share," which is required to be adopted for annual and quarterly periods ended after December 15, 1997 and which changes the method in which earnings per share will be determined. Adoption of SFAS No. 128 by the Company is not expected to have a material impact on the Company's earnings per share.

  In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both Statements become effective for fiscal periods beginning after December 15, 1997, with early adoption permitted. The Company is evaluating the effects these Statements will have on its financial reporting and disclosures. The Statements are expected to have no material effect on the Company's results of operations, financial condition, capital resources or liquidity.

                                   BUSINESS

GENERAL

  VWR Scientific Products is a leading distributor serving the North American research and development community. The Company distributes laboratory supplies, chemicals and equipment to life science, educational and industrial organizations throughout the United States and Canada. The Company also distributes critical environment (cleanroom) supplies and apparel to manufacturers of electronics, medical devices and pharmaceuticals and is the largest national supplier in this industry. The Company offers a line of more than 200,000 products from more than 2,000 manufacturers through its network of five highly automated regional distribution centers and over 50 smaller service centers and JIT facilities. VWR Scientific Products' history extends more than 100 years, and in 1986 it became a public company when it was spun off from Univar Corporation.

  VWR Scientific Products significantly expanded its national presence in September 1995 when it acquired the Baxter Industrial business of Baxter Healthcare for approximately $432 million, doubling the Company's revenue base to over $1 billion in 1996. During 1996, the Baxter Industrial business was integrated into the Company's infrastructure on a region by region basis. The integration process was substantially completed in early 1997.

  The Company has a strategic relationship with Merck KGaA, a pharmaceutical and chemical company with revenues of $4.6 billion in 1996. Merck KGaA made a significant investment in the Company in early 1995, and later in 1995 increased its equity ownership to 49.89% and purchased the Debenture to finance in part the Baxter Industrial acquisition. The Company intends to leverage the distribution infrastructure of Merck KGaA to enhance its services to U.S.-based customers with operations outside of North America. Merck KGaA is currently the Company's second largest supplier of chemicals.

INDUSTRY OVERVIEW

  VWR Scientific Products competes in the North American market for laboratory consumables, supplies, research chemicals and equipment and critical environment supplies. The Company participates in four principal sectors of this market by supplying products for: (i) scientific research and development activities conducted by pharmaceutical, biotechnology, chemical and other companies; (ii) research and educational activities conducted by academic institutions and research institutes; (iii) research and testing conducted by governmental agencies and environmental organizations; and (iv) production and related activities of microelectronics, semiconductor, medical device and pharmaceutical companies. The Company estimates that these four sectors comprise a market that exceeded $7 billion in 1996.

  The market in which the Company competes has generally exhibited steady and relatively non-cyclical growth. However, certain sectors of the market have grown at rates significantly above that of the market as a whole. In particular, research and development expenditures by pharmaceutical companies have grown substantially in order to meet their objectives of accelerating the discovery and development of new products. In addition, the biotechnology industry has grown rapidly over the last ten years, creating a new source of demand. Also, the dramatic growth in both the microelectronics and semiconductor industries in recent years resulted in a significant increase in demand for critical environment supplies used in the construction and operation of cleanroom facilities. The critical environment market consists of those areas of production or development, such as semiconductor manufacturing and sterile-fill pharmaceutical production, that are highly sensitive to particle or microbial contamination.

  Scientific and research-related laboratory products are delivered to end users either directly by manufacturers or through independent distributors such as the Company. The Company believes the percentage of products sold through distributors is increasing primarily as a result of an emerging trend among end users to consolidate supply sources as a means of streamlining operations and reducing administrative costs. In addition, end users are increasingly outsourcing the purchasing, delivery, receiving and inventory management functions to distributors, thereby allowing end users to focus on their core businesses.

  Advances in information technology are making it possible for distributors to offer a broader product line and provide methods of economically serving small or geographically-isolated customers. The investments in information systems required to develop these capabilities are significant and in many cases beyond the means of small, regional distributors. National distributors, like VWR Scientific Products, are making such investments to augment traditional direct-mail efforts and garner additional market share in this segment.

  Historically, the laboratory and critical environment supply industries have been highly fragmented and populated by a large number of small, local and regional distributors. Recently, however, distribution companies have been consolidating for a variety of reasons, generally relating to the improved ability of larger, more sophisticated distributors to identify and respond to the trends described above. The Company believes that those distributors which develop the capabilities and strengths to take advantage of these trends will be well-positioned to exceed market growth rates in this industry. Specifically, large, national distributors, such as VWR Scientific Products, with significant volumes, sophisticated information systems and relatively low infrastructure costs can offer more value to customers and thus may garner higher market share.

BUSINESS STRATEGY

  The Company's objective is to be the leading distributor of laboratory and critical environment supplies, chemicals and equipment to the North American research and production market. The Company's strategy for achieving this objective includes the following elements:

  Continue to Focus on Core Business. VWR Scientific Products intends to remain focused on its traditional strength of distributing laboratory supplies, chemicals and equipment to the scientific and research communities. By capitalizing on its core expertise of providing efficient distribution services, the Company seeks to lower its customers' overall supply costs.

  Provide a Comprehensive Package of Supply-Management Services. The Company offers a full range of supply-management services, including product procurement and distribution, JIT delivery, inventory management, electronic purchasing and product tracking. These services assist customers in the management of their supply needs. The Company's services may be provided individually, in any combination, or as the outsourcing of the customer's entire procurement and replenishment function. The Company believes that its comprehensive package of supply-management services coupled with responsive customer service foster a high level of client satisfaction and retention.

  Target High Growth Market Segments. VWR Scientific Products intends to employ its core competencies of efficient and cost-effective distribution systems, a broad product offering and a full range of supply management services to target high growth market segments. The Company has capitalized on these core competencies and its market position to take advantage of the growth in the pharmaceutical and biotechnology market segments. VWR Scientific Products intends to utilize its national infrastructure to accelerate its penetration of the critical environment market, which historically has been served by small regional suppliers.

  Further Develop Corporate "Partnership" Relationships. The Company seeks out partnership arrangements with leading companies within its targeted market segments. The Company partners with these companies by investing in compatible systems, establishing and operating on-site or adjacent inventory facilities and dedicating full-time employees to service these companies. Partnering arrangements enable the Company's customers to achieve cost efficiencies, seamless supply operations and quality services tailored to the customers' needs. In addition, VWR Scientific Products has expanded corporate partnering on a global basis by leveraging the distribution infrastructure of Merck KGaA to enhance its services to U.S.-based customers with operations outside of North America.

  Offer a Broad Product Line. The Company believes it offers the most comprehensive product line in its targeted market segments, with over 200,000 products from over 2,000 manufacturers. The Company can supply the full breadth of needs of a research or quality control laboratory or critical environment facility, including glass and plasticware, laboratory chemicals, furniture, laboratory equipment and apparel. The Company continually evaluates new suppliers and product line additions to keep its offerings up-to-date and to incorporate advancements in laboratory science and technology. In addition, through private label manufacturing arrangements with some of its key suppliers, VWR Scientific Products provides an extensive line of VWR Brand products designed as a value offering to its customers.

  Provide Opportunities for Customers to Improve Financial Returns. VWR Scientific Products is committed to reducing the overall cost of the supply-chain by better understanding customer requirements and then employing its capabilities in distribution logistics and information technology. The Company has invested in the development of electronic commerce solutions which eliminate paper transaction flows and rationalize and streamline procurement processes. Industry sources estimate that the traditional overhead costs for an end user to process a single order (purchase order issuance through receiving, end user delivery and payment) can exceed $125. Through the use of VWR Scientific Products' suite of electronic commerce solutions and implementation of outsourcing services, the cost of order processing can be reduced significantly. The Company believes that these potential savings have been instrumental in helping the Company win new business.

SERVICES

  The Company offers a comprehensive range of distribution and supply-chain management services. These services can be tailored to meet the diversified needs of customers ranging from single-site laboratories to large multinational corporations, and include the following:

  Distribution Services. The Company distributes more than 200,000 brand name and private label products through a network of five highly automated regional distribution centers and over 50 smaller service centers and JIT facilities. VWR Scientific Products uses advanced forecasting technology to manage inventory levels to maintain high service levels to customers of all sizes. The Company differentiates itself by the overall quality and reliability of its distribution services as evidenced by the fact that over 95% of orders are filled and shipped within 24 hours. In addition, the Company employs sophisticated telephone technology to manage calls from customers. Incoming calls are automatically routed to the call center and customer service representative that can most efficiently respond to the customer inquiry or order. Detailed information about the customer is automatically provided to the customer service representative taking the call. Call Centers are staffed from 7:00 a.m. Eastern Standard Time to 6:00 p.m. Pacific Standard Time to support customers' varying working schedules. Over 90% of incoming calls are answered within three rings.

  VWR Scientific Products customizes the delivery of products to individual customers to meet the needs of their internal scheduling and receiving operations. Products are palletized and delivered to specific campus locations, buildings, individual laboratories or production lines. Specialized labeling and bar-coding assist customers in streamlining the receiving and stocking processes.

  The Company further differentiates itself by providing superior customer service. The Company has invested heavily in employee training and in building the infrastructure and systems which enable customers to obtain information on products, place orders and track delivery schedules. The Company offers numerous order entry options, including direct call-in orders, faxed orders, mail orders or electronic orders, including electronic data interface ("EDI"), and direct input of orders via the Internet.

  Supply-Chain Management Services. The Company offers a full range of supply-chain management services. These services are designed to assist customers in the administration of their particular supply requirements, allowing them to become more efficient, reduce costs and logistical burdens and focus on their core businesses.

  The Company provides customers with one or more of the following products and services:

  . software solutions for all aspects of on-site supply-chain management including inventory management, demand forecasting, procurement and replenishment;

  . paperless electronic commerce solutions to integrate customer systems with those of the Company, providing customized reporting and order tracking (LabLogic(TM));

  . hazardous materials tracking systems which automate regulatory paperwork and data flow (ChemLogic(TM));

  . storeroom management operations including deliveries, usage tracking, order replenishment and billing by utilizing the Company's on-site personnel and PC-based workroom management system (StockLogic(TM)); and

  .  third-party purchasing of products not normally supplied by the Company.

  Some customers utilize the entire spectrum of the Company's supply-chain services to procure, manage and supply products at the customer's site. Other customers require a less-comprehensive array of services, and the Company has the flexibility to implement only those services needed by the customer. The Company believes that its customers' needs will continue to evolve, and it will seek to maintain the capability to provide whatever level of integration and service its customers may require. The Company either incorporates the price for these services in its product prices or charges the customer a separate fee.

  The development and delivery of these and other supply-chain and cost-management services require extensive knowledge of customer requirements in the areas of laboratory science, the procurement process and information technology. The Company has trained specialists in the areas of distribution and inventory logistics, as well as a team of business systems information technology professionals who work directly with customers and suppliers to ensure the delivery of value and quality. The Company has capitalized on its knowledge of customer needs, skilled professional staff and relationships with manufacturers to establish over 100 large "partnership" accounts.

DISTRIBUTION NETWORK

  The VWR Scientific Products distribution network consists of five regional distribution centers called "Customer Fulfillment Centers" ("CFC's") and over 50 smaller service centers and JIT facilities for customer specific requirements. CFC's are located in Philadelphia, Chicago, Atlanta, San Francisco and Toronto. Within these centers are two operational units, the "Call Center" and the "Distribution Center." The Call Centers have responsibility for order entry and customer service. The Distribution Centers order and receive products from suppliers, manage inventory and fill and ship customer orders.

  The Company operates several smaller, more focused facilities ("Service Centers") adjacent to selected customer locations. Service Centers are designed to supply a limited number of products to those customers that require higher-than-standard service levels. Most of the Service Centers support the large critical environment customers, and several also house cleanroom laundry and garment re-processing lines, operated by G&K Technologies, an alliance partner of VWR Scientific Products. The Company also operates JIT facilities at or near customer sites to meet customer needs promptly.

  The Company's domestic CFC operations are coordinated through a paperless warehouse management system known as its Quality Service System ("QSS"). This system provides the Company with speed, accuracy and flexibility in shipping orders while allowing the Company to operate the centers efficiently and economically. The QSS system uses radio-frequency hand-held computers and bar-coded labels that identify location, routing and inventory picking and replacement, allowing the Company to monitor inventory and track individual customer orders throughout its distribution system.

SALES AND MARKETING

  VWR Scientific Products' principal marketing arm is its field sales organization, consisting of approximately 600 employee sales professionals. The field sales organization is divided into three groups, the first focused on servicing the large "partnership" accounts, the second dedicated to critical environment customers and the third responsible for general sales. Augmenting the field sales organization is an in-house direct telemarketing group, VWR Direct, which calls primarily on customers in areas not covered by a field sales representative. Supporting the sales organization are three specialist groups, for laboratory furniture, electronic commerce and logistics.

  There are over 500 customer service representatives in the Call Centers. These customer service representatives, most of whom have a science background, provide technical support and are responsible for assisting customers in purchasing decisions. They utilize on-line computer terminals to enter customer orders and to access information about products, product availability, pricing, promotions and customer buying history. Customer service representatives also market complementary and promotional products.

  The Company also markets its products through the VWR Scientific Products Catalog, a 2,400 page biannual publication covering over 55,000 products. The Catalog is supplemented by several specialty catalogs for safety products, critical environment applications and other, more specific laboratory focus areas, as well as by a CD-ROM catalog of all its products. The Company recently invested in a new catalog publishing system to improve its catalogs and supplements.

  The Company's Internet site (www.vwrsp.com) features a fully-indexed and searchable catalog covering the Company's entire product line of over 200,000 products. This electronic catalog includes product descriptions, technical specifications and cross-referenced data. The website allows customers to enter orders directly and the Company to communicate new product releases, promotions and other Company news.

INFORMATION SYSTEMS

  The Company's management information systems support centralized management of key functions, including inventory, accounts receivable, purchasing, sales and distribution. The systems allow managers throughout the Company to share information and monitor daily progress relating to sales activity, gross profit, credits and returns, inventory levels, order fulfillment and other operational statistics.

  The Company is in the process of converting its order processing, purchasing and financial information systems from mainframe-based systems to a scaleable architecture based on client-server technology. The conversion to client-server technology is expected to be completed over the next two years and involve a capital investment of $25 - $30 million. This system conversion is designed to improve the efficiency of each Distribution Center and Call Center and to enhance the Company's capacity to service larger volumes of business. The client-server technology will have several applications, including purchasing, order processing, customer management, accounts receivable, accounts payable and financial management.

CUSTOMERS

  VWR Scientific Products' customers include many of the nation's leading companies in important research-driven industries, such as pharmaceuticals, biotechnology, petrochemical, consumer products and microelectronics. VWR Scientific Products has over 125,000 active customers, whose individual annual purchases of the Company's products range in size from less than $1,000 to over $35 million. The 100 largest customers represent approximately one third of the Company's revenues, but no single customer accounts for more than 3% of total revenues.

SUPPLIER RELATIONSHIPS

  The Company distributes products from more than 2,000 manufacturers, representing substantially all of the major manufacturers in the laboratory chemical, glass and plasticware and equipment markets. The Company continually evaluates new suppliers and product additions to keep its product lines up-to-date and to reflect advancements in laboratory technology. The Company expects to expand its supplier base as a result of the shift by manufacturers from direct selling to utilizing distributors. In many cases, the Company has established exclusive supply and distribution arrangements with major manufacturers. For example, VWR Scientific Products has an exclusive agreement with Allegiance Corporation for the sale and distribution of its products to the critical environment market. The Company believes that its volume of purchases, national presence and ability to provide manufacturers with access to multiple markets enable it to obtain attractive terms from manufacturers, including volume discounts. VWR Scientific Products is leading initiatives with manufacturers to reduce supply-chain costs and develop more effective joint-marketing programs. In addition, the Company applies its knowledge of customer needs and purchasing patterns to assist manufacturers in rationalizing and enhancing their product lines, product packaging and design.

COMPETITION

  The Company operates in a highly competitive environment. VWR Scientific Products competes primarily with one other large national distributor and with many smaller regional, local and specialty distributors. The Company also competes with manufacturers that sell directly to end users. Competitive factors include price, service and delivery, breadth of product line, customer support and the ability to meet the special requirements of customers.

  The Company believes that most of its customers place a high value on services such as regional and local inventory centers and a single-source of supply. In addition, the Company believes its value-added services, such as on-site storeroom management and customized delivery programs, as well as increased connectivity between VWR Scientific Products' and the customers' information systems, will become more important competitive factors. The Company believes that it can compete effectively due to its complete package of products and services promoted by its professional sales organization.

PROPERTIES

  The Company owns and leases office and warehouse space throughout the United States and Canada. The following table sets forth certain information with respect to its significant warehouse and office facilities:

   LOCATION                                         OWNED/LEASED      SIZE
   --------                                         ------------      ----
   Chicago, Illinois...............................     Owned    280,000 sq. ft.
   Bridgeport, New Jersey..........................     Owned    275,000 sq. ft.
   San Francisco, California.......................    Leased    248,000 sq. ft.
   Suwanee, Georgia................................    Leased    169,000 sq. ft.
   Mississauga, Ontario, Canada....................    Leased    110,000 sq. ft.
   Marietta, Georgia...............................    Leased     66,500 sq. ft.
   Bridgeport, New Jersey..........................    Leased     65,200 sq. ft.
   Houston, Texas..................................    Leased     62,300 sq. ft.
   Tualatin, Oregon................................    Leased     56,400 sq. ft.
   San Dimas, California...........................    Leased     52,800 sq. ft.

  The Company also leases 24 smaller facilities (typically ranging in size from 5,000 square feet to 35,000 square feet) throughout the United States and two smaller facilities in Canada which support the sales and warehouse functions. The Company leases office space in West Chester, Pennsylvania, for executive, financial, information systems, marketing and other administrative activities.

EMPLOYEES

  The Company had 2,184 employees at September 30, 1997. Approximately 12% of the Company's employees are represented by unions. The Company believes its relations with its employees are good.

GOVERNMENT REGULATION

  The Company is subject to various U.S. federal and state laws, regulations, agency actions and court decisions as well as international laws and regulations relating to the storage, handling, disposal and transportation of toxic or other hazardous substances. Failure to comply with these laws and regulations or to correct any problems or violations to the satisfaction of government authorities could lead to fines or other liabilities. The Company believes that it is in compliance in all material respects with all government regulations.

LEGAL PROCEEDINGS

  The Company is not currently a party to any material litigation. In the ordinary course of its business, the Company is from time to time involved in various environmental, contractual, warranty, product liability and other cases and claims. None of the cases or claims currently pending are expected, individually or in the aggregate, to have a material adverse effect on the Company.

                                  MANAGEMENT

  The following table sets forth certain information with respect to the Company's executive officers and directors.

NAME                      AGE POSITION
----                      --- --------
Edward A. McGrath, Jr...   66 Chairman of the Board
Jerrold B. Harris.......   55 President, Chief Executive Officer and Director
David M. Bronson........   44 Senior Vice President--Finance, Chief Financial Officer
                              and Corporate Secretary
Paul J. Nowak...........   43 Senior Vice President--Eastern Sales
Hal G. Nichter..........   51 Senior Vice President--Customer Fulfillment
David S. Barth..........   45 Senior Vice President--Western Sales
Robert Rosenfeld........   46 Senior Vice President--Marketing
John G. Griffith........   54 Senior Vice President--International
Richard E. Engebrecht...   70 Director
N. Stewart Rogers.......   67 Director
James W. Bernard........   60 Director
Wolfgang Honn...........   60 Director
Donald P. Nielsen.......   59 Director
Dr. Harald J. Schroder..   59 Director
Dieter Janssen..........   55 Director
Walter W. Zywottek......   50 Director
Stephen J. Kunst, Esq...   48 Director

  Edward A. McGrath, Jr. has been Chairman of the Board of the Company since November 1996. He was President, Chief Executive Officer and Chairman of Graybar Electric Company, Inc., an electrical distributor, from 1989 to July 1995. Mr. McGrath has been a Director of the Company since 1992.

  Jerrold B. Harris has been employed by the Company for 34 years and was elected President and Chief Executive Officer of VWR Scientific Products effective March 1, 1990. Mr. Harris has been a Director of the Company since 1988. He is a Director of the Provident Institutional Funds, Institutional Money Market Fund.

  David M. Bronson has been employed by the Company and Baxter Healthcare, from which the Company acquired Baxter Industrial in 1995, for 22 years. From 1988 to May 1992, Mr. Bronson served as Controller for the Baxter Dade Division of Baxter Healthcare. From May 1992 to November 1995, Mr. Bronson was the Vice President of Finance and Business Development of the Scientific Products Division of Baxter Healthcare. In November 1995, Mr. Bronson became the Chief Financial Officer of the Company.

  Paul J. Nowak has been employed by the Company for 20 years. From 1989 until 1994, Mr. Nowak served as Vice President and General Manager of the Sargent Welch Division of the Company and the Company's Canadian division. In 1994, Mr. Nowak was promoted to Senior Vice President of the Company.

  Hal G. Nichter has been employed by the Company for five years. From 1991 until October 1992, Mr. Nichter was employed by the Henry Troemner Corporation as Vice President and General Manager. In October 1992, Mr. Nichter joined the Company as Vice President of Marketing. In October 1995, Mr Nichter was promoted to Senior Vice President of Customer Fulfillment.

  David S. Barth has been employed by the Company and Baxter Healthcare, from which the Company acquired Baxter Industrial in 1995, for 19 years. From 1991 to July 1992, Mr. Barth was the Field Director for Baxter Diagnostics Incorporated's Partnership Program. In July 1992, Mr. Barth became the Area Vice President of the Industrial and Life Sciences Division of Baxter Healthcare. In September of 1995, Mr. Barth became the Senior Vice President of Western Sales for the Company.

  Robert Rosenfeld has been employed by the Company for 20 years. From 1992 until 1993, Mr. Rosenfeld managed the Company's small-dealer business. From 1993 to 1994, he was Vice President of Sales for the Mid-Atlantic region, and from 1995 to 1997, he served as Vice President of Sales for the Northeast area. In September of 1997, Mr. Rosenfeld was promoted to his current position of Senior Vice President of Marketing.

  John G. Griffith has been employed by the Company for two years. From 1990 to August 1995, Mr. Griffith was the Director of Finance for Merck Ltd, England, an affiliate of Merck KGaA. In August of 1995, Mr. Griffith joined the Company as Senior Vice President-International.

  Richard E. Engebrecht is Chairman of the Board of PrimeSource Corporation ("PrimeSource"), a distributor of graphic arts equipment and supplies. He was Chairman of the Board of Momentum Corporation, a distributor of photographic and graphic arts equipment and supplies ("Momentum") from January 1, 1993 until it merged with PrimeSource on September 1, 1994, and President and Chief Executive Officer of Momentum from March 1, 1990 through December 31, 1992. He is a Director of PENWEST Ltd. ("PENWEST"), a manufacturer of specialty carbohydrate chemicals and flavor and food additive products, and SeaMED Corporation, a manufacturer of medical instruments. Mr. Engebrecht has been a Director of the Company since 1986.

  N. Stewart Rogers has been Chairman of the Board of Directors of PENWEST since February, 1990. He is a Director of Fluke Corporation, a manufacturer of electronic testing tools, U.S. Bancorporation, a bank holding company, and Royal Pakhoed NV, a logistics and distribution company for the petroleum and chemical industries. Mr. Rogers has been a Director of the Company since 1986.

  James W. Bernard, retired, was President and Chief Executive Officer of Univar Corporation, a distributor of industrial chemicals, from 1986 to October, 1995. Mr. Bernard has been a Director of the Company since 1988.

  Wolfgang Honn is a Partner and, since 1981, has been a member of the Executive Board of Merck KGaA. Mr. Honn has been a Director of the Company since 1995.

  Donald P. Nielsen, retired, was founder, President, Chief Executive Officer, and Chairman of Hazleton Corporation, a biological and chemical research and testing company, headquartered in Herndon, Virginia. Mr. Nielsen has been a Director of the Company since 1988.

  Dr. Harald J. Schroder has been a Partner and member of the Executive Board of Merck KGaA since 1990 and is currently serving as Vice Chairman of the Executive Board. Dr. Schroder has been a Director of the Company since 1995.

  Dieter Janssen is Group Vice President--Finance and Chief Financial Officer of EMI. Since 1994, Mr. Janssen has been the Divisional Manager of Purchasing and Controlling for MEPRO, an affiliate of Merck KGaA. From 1988 to 1994, Mr. Janssen was Chief Financial Officer of Merck S.A., Caracas, Venezuela. Mr. Janssen has been a Director of the Company since 1996.

  Walter W. Zywottek is President and Chief Executive Officer of EMI and EML. He also serves as North American Regional Manager of Merck AG and is a Director of Dey Laboratories, Inc., both of which are affiliates of Merck KGaA. Since 1991, Mr. Zywottek has served as Director and General Manager of the Pigments and Cosmetics Division of Merck KGaA. Mr. Zywottek has been a Director of the Company since 1995.

  Stephen J. Kunst, Esq. is Vice President and, since 1995, has been General Counsel of EMI and a Director of EMI and EML. Mr. Kunst has been a Director of the Company since 1995. From 1989 through 1995, Mr. Kunst served as Vice President-Administrative Services of EMI.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth the beneficial ownership of the Common Shares as of September 30, 1997 and as adjusted to reflect the sale of the shares offered hereby and pursuant to the Merck KGaA Sale by: (i) each person or entity known to the Company to own beneficially five percent or more of the Common Shares; (ii) each director of the Company; and (iii) all executive officers and directors of the Company as a group. Except as otherwise noted, the address for the shareholders named in the table is 1310 Goshen Parkway, West Chester, PA 19380.

                                                          PERCENTAGE
                              NUMBER OF SHARES         OF SHARES OWNED
                                BENEFICIALLY   --------------------------------
NAME                             OWNED (1)     PRIOR TO OFFERING AFTER OFFERING
----                          ---------------- ----------------- --------------
Merck KGaA (2)
 Darmstadt, Germany.........     11,161,335          49.9%           49.9%
Edward A. McGrath, Jr.......          6,078             *                *
Jerrold B. Harris (3).......        348,837           1.5              1.2
Richard E. Engebrecht.......        110,640             *                *
N. Stewart Rogers (4).......        336,031           1.5              1.2
James W. Bernard (5)........         90,718             *                *
Wolfgang Honn (6)...........            --            --               --
Donald P. Nielsen...........         23,158             *                *
Dr. Harald J. Schroder (6)..            --            --               --
Dieter Janssen (6)..........            --            --               --
Walter W. Zywottek (6)......            --            --               --
Stephen J. Kunst, Esq. (6)..            --            --               --
All executive officers and
 directors as a group
 (17 persons) (7)...........      1,120,136           4.9              4.0

--------
 *   Less than one percent.
 (1) Except as otherwise indicated, beneficial ownership represents sole voting and sole investment power with respect to $1.00 par value Common Shares, the Company's only outstanding class of stock.
 (2) Percentage of shares owned after the offering includes 2,737,926 Common Shares being acquired pursuant to the Merck KGaA Sale. Includes 9,633,405 shares held by EML, an affiliate of Merck KGaA. Pursuant to the Standstill Agreement, Merck KGaA has the right to maintain its 49.89% interest in the event that VWR Scientific Products issues additional shares. See "Relationship with Merck KGaA."
 (3) Includes 114,170 shares which Mr. Harris had the right to acquire within 60 days of September 30, 1997 through the exercise of options. Also includes 20,918 shares held under the Company's benefit plans and 29,796 shares of restricted stock for which beneficial ownership is based upon voting power.
 (4) Includes 4,000 shares held in a trust for the grandchildren of Mr. Rogers, of which Mr. Rogers is trustee.
 (5) Includes 40,500 shares owned by Mr. Bernard's spouse, as to which Mr. Bernard disclaims beneficial ownership.
 (6) Excludes Common Shares owned by Merck KGaA, as to which the named director disclaims beneficial ownership.
 (7) Includes 279,692 shares which certain executive officers have the right to acquire within 60 days of September 30, 1997 through the exercise of options.

                         RELATIONSHIP WITH MERCK KGAA

GENERAL

  The Company is 49.89% owned by Merck KGaA, a manufacturer and distributor of pharmaceuticals, laboratory supplies and products and specialty chemicals. Merck KGaA's initial investment in the Company was made in April 1995 with the purchase for an aggregate consideration of $20 million of 1,818,181 Common Shares and a warrant to purchase 967,015 additional Common Shares at an exercise price of $11.00 per share. Merck KGaA made a significant additional investment in the Company in September 1995, the proceeds of which were used to finance in part the Baxter Industrial acquisition. This investment consisted of the exercise of the Warrant and the purchase of the Debenture and an additional 6,832,797 Common Shares for an aggregate consideration of approximately $231 million. This investment, together with initial interest on the Debenture paid in Common Shares, raised Merck KGaA's ownership in the Company to 49.89%. See "Risk Factors--Ownership by Merck KGaA, Darmstadt, Germany; Shares Available for Future Sale" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

  Merck KGaA has been a supplier of chemicals and other products to VWR Scientific Products for over 15 years and is currently the Company's second largest supplier of chemicals. The Company intends to leverage the distribution infrastructure of Merck KGaA to enhance its services to U.S.- based customers.

STANDSTILL AGREEMENT

  In connection with the purchase by Merck KGaA of Common Shares and the Warrant in April 1995, an affiliate of Merck KGaA entered into a Standstill Agreement with the Company, dated February 27, 1995 (the "Standstill Agreement"). The Standstill Agreement was amended in May 1995 in connection with Merck KGaA's purchase of additional Common Shares and the Debenture and the exercise of the Warrant.

  Restrictions on the Acquisition of Additional Common Shares. The Standstill Agreement currently restricts Merck KGaA from acquiring or holding more than 49.89% of the Common Shares for a four year period ending April 13, 1999 (the "Standstill Period"), subject to certain exceptions, as set forth in more detail in such Agreement.

  Under the Standstill Agreement, Merck KGaA is prohibited from further acquisition of Common Shares following the expiration of the Standstill Period unless made by means of a tender offer first approved by a majority of the directors of the Company not affiliated with or designated by Merck KGaA and thereafter accepted by the holders of at least a majority of the shares not owned by Merck KGaA.

  Restrictions on the Transfer of Common Shares. The Standstill Agreement prohibits Merck KGaA from transferring any of its Common Shares during the Standstill Period except in certain limited circumstances, including: (i) sales made pursuant to the exercise of registration rights granted by the Company by such Agreement; (ii) sales made pursuant to Rule 144 under the Securities Act; (iii) private sales to third parties (including sales pursuant to tender and exchange offers and private offerings); (iv) certain transfers to affiliates; and (v) sales made in conjunction with a merger or consolidation in which the Company is acquired or in conjunction with a sale of all or substantially all of the Company's assets, provided that the Company's Board of Directors had approved such merger, consolidation or sale. Sales of any Common Shares made pursuant to subclauses (i), (ii) and (iii) above, however, are subject to the Company's rights of first refusal to purchase all, but not fewer than all, of such Common Shares.

  Certain Covenants. Pursuant to the Standstill Agreement, Merck KGaA has made certain negative covenants to the Company. In particular, Merck KGaA has agreed that during the Standstill Period it will not, without the prior consent of a majority of the Company's directors which are not affiliated with Merck KGaA: (i) solicit proxies or become a participant in opposition to the Company's Board of Directors; (ii) deposit its Common Shares into a voting trust or subject Merck KGaA to any voting agreement with any non-affiliate;

(iii) join any group for the purpose of acquiring, holding or disposing of Common Shares within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (iv) induce or attempt to induce any other person to initiate a tender offer for any securities of the Company or to effect any change of control of the Company, or take any action for the purpose of convening a meeting of the Company's shareholders; and (v) acquire more than 1% of any class of equity securities of any entity which, prior to the time of such acquisition, is publicly disclosed to be the beneficial owner of more than 5% of any class of the Company's voting securities. Under the terms of the Standstill Agreement, the Company has agreed not to issue any security which provides the holder(s) thereof with any extraordinary or special voting rights or any right to veto any action of the Company.

  Merck KGaA Board Representation. The Company's Board of Directors is classified and currently consists of eleven members distributed among three classes. Pursuant to the Standstill Amendment, the Company on Merck KGaA's request is required to take all requisite action, including, without limitation, increasing or decreasing the size of the Board, to enable Merck KGaA to maintain board representation (rounded down to the nearest whole number) which at all times is commensurate with the actual proportion of Common Shares owned by it and its affiliates. So long as Merck KGaA owns no more than the Amended Percentage Limitation, less than half of the Company's board will be comprised of members nominated by Merck KGaA. Currently, five members of the Company's 11 directors who are nominees of Merck KGaA. Pursuant to the Standstill Agreement, however, there are certain circumstances under which Merck KGaA could be entitled to nominate a majority of the board by increasing its ownership of Common Shares above 49.89%, as described above under "Restrictions on the Acquisition of Additional Common Shares."

  Registration Rights. Under the terms of the Standstill Agreement, Merck KGaA is entitled to certain registration rights with respect to Common Shares beneficially owned by it. Subject to certain conditions and limitations, Merck KGaA may, during any twelve month period, require the Company to effect one registration of any of the Common Shares held by Merck KGaA for sale under the Securities Act. In addition, subject to certain conditions and limitations, if the Company proposes to register any of its Common Shares under the Securities Act, Merck KGaA is entitled to notice of, and to include Common Shares which it owns, in such registration.

                                 UNDERWRITING

  Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company has agreed to sell to such Underwriter, Common Shares which equal the number of shares set forth opposite the name of such Underwriter below.

                                                                       NUMBER OF
UNDERWRITERS                                                            SHARES
------------                                                           ---------
Smith Barney Inc......................................................   687,500
BT Alex. Brown Incorporated...........................................   687,500
Legg Mason Wood Walker, Incorporated..................................   687,500
Lehman Brothers Inc...................................................   687,500
                                                                       ---------
  Total............................................................... 2,750,000
                                                                       =========

  The Underwriters are obligated to take and pay for all Common Shares offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

  The Underwriters propose initially to offer part of the Common Shares directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $0.75 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to other Underwriters or to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 275,000 additional Common Shares at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

  The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

  The Company, its executive officers, certain directors and Merck KGaA have agreed that, for a period of 120 days (180 days, in the case of Merck KGaA) after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any Common Shares or any securities convertible into, or exercisable or exchangeable for, Common Shares except in certain limited circumstances.

  In connection with this offering and in compliance with applicable law, the Underwriters may over-allot (i.e., sell more Common Shares than the total amount shown on the list of Underwriters and participations which appears above) and may effect transactions which stabilize, maintain or otherwise affect the market price of the Common Shares at levels above those which might otherwise prevail in the open market. Such transactions may include placing bids for the Common Shares or effecting purchases of Common Shares for the purpose of pegging, fixing or maintaining the price of Common Shares for the purpose of reducing a syndicate short position created in connection with the offering. A syndicate short position may be covered by exercise of the option described above in lieu of or in addition to open market purchases. In addition, the contractual arrangements among the Underwriters include a provision whereby, if the Underwriters purchase Common Shares in the open market for the account of the underwriting syndicate and the securities purchased can be traced to a particular Underwriter or member of the selling group, the underwriting syndicate may require the Underwriter or selling group member in question to purchase the Common Shares in question at the cost price to the syndicate or may recover from (or decline to pay to) the Underwriter or selling group member in question the selling concession applicable to the securities in question. The Underwriters are not required to engage in any of these activities, and any such activities, if commenced, may be discontinued at any time.

  The Underwriters and certain selling group members that currently act as market makers for the Common Shares may engage in "passive market making" in the Common Shares in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also market makers in the security being distributed to engage in limited market-making transactions during the period when Rule 101 of Regulation M would otherwise prohibit such activity. In general, under Rule 103, any Underwriter or selling group member engaged in passive market making in the Common Shares (i) may not bid for or purchase Common Shares at a price that exceeds the highest bid for the Common Shares displayed by a market maker that is not participating in the distribution of the Common Shares, (ii) may not have net daily purchases of the Common Shares that exceed the greater of 200 shares or 30% of its average daily trading volume in such stock for a specified two-month period preceding the filing date of the registration statement of which this Prospectus forms a part and (iii) must identify its bids as bids made by a passive market maker.

                                 LEGAL MATTERS

  The validity of the shares of Common Shares being offered hereby will be passed upon for the Company by Drinker Biddle & Reath LLP, Berwyn, Pennsylvania. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

  The consolidated financial statements and schedule of VWR Scientific Products Corporation as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 incorporated by reference and included in this Prospectus and Registration Statement and appearing in VWR Scientific Products Corporation Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and incorporated herein by reference. Such consolidated financial statements and schedule are included and incorporated by reference in reliance upon such report given upon the authority of such firm as experts in auditing and accounting.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports, proxy and information statements, and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements, and other information may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549-1004 and at the regional offices of the Commission located at 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549-1004 at prescribed rates. The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants, like the Company, that file electronically with the Commission. The Common

Shares are quoted on the Nasdaq National Market, and reports and other information concerning the Company may be inspected at the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006-1500.

  This Prospectus constitutes a part of a Registration Statement on Form S-3 (the "Registration Statement") filed by the Company with the Commission under the Securities Act. This Prospectus omits certain of the information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and related exhibits for further information with respect to the Company and the securities offered hereby. Any statements contained herein concerning the provisions of any document are not necessarily complete, and, in such instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents have been previously filed by the Company with the Commission and are hereby incorporated by reference in this Prospectus as of their respective dates:

    (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (filed March 31, 1997);

    (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 (filed May 6, 1997), June 30, 1997 (filed August 12, 1997)
  and September 30, 1997 (filed October 22, 1997); and

    (iii) the description of the Common Shares contained in the Company's Form 10 filed under the Exchange Act on May 23, 1988 (File No. 0-14139), including all amendments and reports filed for the purpose of updating such description prior to the termination of the offering.

  Additionally, all documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement or information contained herein or in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement or information contained herein or in any other subsequently filed document that is also incorporated by reference herein modifies or replaces such a statement or such information. Any such statement or information so modified or replaced shall not be deemed, except as so modified or replaced, to constitute a part of this Prospectus.

  The Company will furnish without charge to each person to whom this Prospectus is delivered, upon written or oral request, a copy of any and all of the documents that have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates. Requests should be submitted by telephone to (610) 431-1700 or in writing to VWR Scientific Products Corporation, 1310 Goshen Parkway, West Chester, Pennsylvania 19380, Attention: Investor Relations.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                         INDEX TO FINANCIAL STATEMENTS

ANNUAL FINANCIAL STATEMENTS
  Report of Independent Auditors..........................................  F-2
  Consolidated Statements of Operations for the years ended
   December 31, 1994, 1995 and 1996.......................................  F-3
  Consolidated Balance Sheets as of December 31, 1995 and 1996............  F-4
  Consolidated Statements of Cash Flows for the years ended
   December 31, 1994, 1995 and 1996.......................................  F-5
  Consolidated Statements of Shareholders' Equity for the years ended
   December 31, 1994, 1995 and 1996.......................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)
  Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 1997 and 1996 (unaudited)................... F-20
  Condensed Consolidated Balance Sheets as of September 30, 1997
   (unaudited) and December 31, 1996...................................... F-21
  Condensed Consolidated Statements of Cash Flows for the nine months ended September 30, 1997 and 1996 (unaudited).......................... F-22
  Notes to Condensed Consolidated Financial Statements.................... F-23
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
  Introduction to Unaudited Pro Forma Financial Statements................ F-24
  Unaudited Pro Forma Statement of Operations for the year ended December
   31, 1996............................................................... F-25
  Unaudited Pro Forma Statement of Operations for the nine months ended
   September 30, 1996 .................................................... F-26
  Unaudited Pro Forma Statement of Operations for the nine months ended
   September 30, 1997..................................................... F-27
  Unaudited Pro Forma Balance Sheet as of September 30, 1997.............. F-28

                        REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
 VWR Scientific Products Corporation:

  We have audited the consolidated balance sheets of VWR Scientific Products Corporation as of December 31, 1996 and 1995, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VWR Scientific Products Corporation at December 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                          Ernst & Young LLP

Philadelphia, Pennsylvania
February 27, 1997

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                    YEARS ENDED DECEMBER 31,
                                                  ----------------------------
                                                    1994     1995      1996
                                                  -------- -------- ----------
                                                   (IN THOUSANDS, EXCEPT PER
                                                          SHARE DATA)
Sales............................................ $535,179 $718,684 $1,117,286
Cost of sales....................................  421,981  559,565    870,379
                                                  -------- -------- ----------
  Gross margin...................................  113,198  159,119    246,907
Operating expenses...............................   94,333  124,317    172,407
Depreciation and amortization....................    9,791   13,212     20,740
Acquisition-related expenses.....................      916    3,761      5,128
                                                  -------- -------- ----------
  Total operating expenses.......................  105,040  141,290    198,275
Operating income.................................    8,158   17,829     48,632
Interest expense and other.......................    5,137   14,803     36,827
                                                  -------- -------- ----------
Income before income taxes.......................    3,021    3,026     11,805
Income taxes.....................................      968    1,091      4,782
                                                  -------- -------- ----------
Net income....................................... $  2,053 $  1,935 $    7,023
                                                  ======== ======== ==========
Earnings per share............................... $   0.18 $   0.13 $     0.32
                                                  ======== ======== ==========
Weighted average number of common shares
 outstanding ....................................   11,128   14,831     22,209


                See Notes to Consolidated Financial Statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                                                             DECEMBER 31,
                                                           ------------------
                                                             1995      1996
                                                           --------  --------
                                                              (DOLLARS IN
                                                              THOUSANDS )
                                   ASSETS
Current assets:
Trade receivables, less reserves of $739 and $1,505....... $134,917  $161,235
Other receivables.........................................    4,879     7,159
Inventories...............................................   53,247   108,009
Other.....................................................   11,390     8,691
                                                           --------  --------
  Total current assets....................................  204,433   285,094
Property and equipment, net...............................   37,648    48,184
Excess of cost over net assets of businesses acquired,
 net......................................................  369,930   361,329
Other assets, net.........................................    9,461    10,695
                                                           --------  --------
                                                           $621,472  $705,302
                                                           ========  ========
                    LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank checks outstanding, less cash in bank................ $  1,748  $ 10,274
Accounts payable..........................................   73,238    92,999
Accrued liabilities.......................................   21,507    15,346
Current portion of long-term debt.........................   20,000    22,500
                                                           --------  --------
  Total current liabilities...............................  116,493   141,119
Long-term debt:
Revolving credit facilities...............................   84,327   142,256
Term loan.................................................  115,000    86,900
Subordinated debenture....................................  135,000   138,809
                                                           --------  --------
  Total long-term debt....................................  334,327   367,965
Deferred income taxes and other...........................   10,563    12,781
Shareholders' equity:
Preferred stock, $1 par value, 1,000,000 shares
 authorized, none issued..................................      --        --
Common stock, $1 par value, 30,000,000 shares authorized,
 21,068,381 and 22,346,909 shares issued..................   21,068    22,347
Additional paid-in capital................................  137,753   152,157
Retained earnings.........................................    4,457    11,471
Treasury stock at cost, 569 and 2,911 shares..............       (9)      (45)
Unamortized ESOP contribution.............................   (1,757)   (1,464)
Unamortized restricted stock awards.......................     (711)     (357)
Cumulative translation adjustment.........................     (712)     (672)
                                                           --------  --------
  Total shareholders' equity..............................  160,089   183,437
                                                           --------  --------
                                                           $621,472  $705,302
                                                           ========  ========

                See Notes to Consolidated Financial Statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 YEARS ENDED DECEMBER 31,
                                              --------------------------------
                                                1994        1995       1996
                                              ---------  ----------  ---------
                                                      (IN THOUSANDS)
Operating activities:
Net income..................................  $   2,053  $   1,935   $   7,023
Adjustments to reconcile net income to cash
 provided by (used in) operating activities:
  Depreciation and amortization, including
   deferred debt issuance costs.............      9,791     13,532      22,051
  Stock and debt issued in lieu of payment
   of interest..............................        --       3,702      19,114
  Change in assets and liabilities, net of
   effect of businesses acquired:
   Receivables..............................     (7,359)     6,130     (31,574)
   Inventories..............................     (4,459)   (13,256)    (55,262)
   Other current assets.....................     (1,625)    (3,322)     (2,367)
   Accounts payable.........................      9,040     37,455      19,761
   Accrued liabilities......................     (2,013)    11,056      (8,971)
   Acquisition-related expenses.............        --       2,420        (772)
   Deferred income taxes and other..........       (330)      (179)      2,865
                                              ---------  ---------   ---------
     Cash provided by (used in) operating
      activities............................      5,098     59,473     (28,132)
                                              ---------  ---------   ---------
Investing activities:
Acquisition of businesses...................    (13,939)  (434,184)      1,683
Sale of joint venture investment............        --         --        2,881
Investment in joint venture.................     (2,881)       --          --
Additions to property and equipment.........     (2,922)    (6,342)    (23,417)
Proceeds from sale of property and
 equipment..................................        --         --        5,664
Other.......................................       (909)      (699)       (165)
                                              ---------  ---------   ---------
     Cash used in investing activities......    (20,651)  (441,225)    (13,354)
                                              ---------  ---------   ---------
Financing activities:
Proceeds from long-term debt................    169,243    115,408     206,788
Repayment of long-term debt.................   (149,730)  (153,595)   (174,459)
Repayment of existing credit facility upon
 refinancing................................        --     (73,700)        --
Proceeds from new credit facility...........        --     249,600         --
Proceeds from long-term subordinated
 debenture..................................        --     135,000         --
Proceeds from exercise of warrant...........        --      10,637         --
Net proceeds from common stock issuance.....        --     104,171         --
Debt issuance costs.........................        --      (4,971)        --
Net change in bank checks outstanding.......        336        350       8,526
Cash dividends..............................     (4,419)    (1,474)        --
Proceeds from exercise of stock options.....        135        371         308
Other.......................................        (12)       (45)        323
                                              ---------  ---------   ---------
     Cash provided by financing activities..     15,553    381,752      41,486
                                              ---------  ---------   ---------
     Net change in cash.....................          0          0           0
Cash at beginning of year...................          0          0           0
                                              ---------  ---------   ---------
Cash at end of year.........................  $       0  $       0   $       0
                                              =========  =========   =========
Supplemental disclosures of cash flow
 information:
Cash paid (received) during the year for:
  Interest..................................  $   4,568  $   8,989   $  18,584
  Income taxes..............................       (254)       321       1,175
                                                           BAXTER
                                               CANLAB    INDUSTRIAL
                                              ---------  ----------
Acquisition of businesses:
  Working capital...........................  $   8,798  $  65,683
  Property and equipment....................         75        862
  Other, principally excess of cost over net
   assets of businesses acquired............      5,066    365,956
                                              ---------  ---------
 Net cash used to acquire businesses........  $  13,939  $ 432,501
                                              =========  =========

                See Notes to Consolidated Financial Statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                   UNAMORTIZED
                                                                      ESOP
                          COMMON                                  CONTRIBUTION,
                           STOCK   ADDITIONAL                      RESTRICTED
                          $1 PAR    PAID-IN   RETAINED  TREASURY     STOCK,
                           VALUE    CAPITAL   EARNINGS   STOCK      AND OTHER    TOTAL
                          -------  ---------- --------  --------  ------------- --------
                                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
Balance at December 31,
 1993...................  $11,316   $ 29,137  $ 6,651   $(2,882)     $(3,165)   $ 41,057
Net income..............      --         --     2,053       --           --        2,053
Cash dividends ($0.34
 per share).............      --         --    (3,763)      --           --       (3,763)
Allocation of shares to
 ESOP participants......      --         --       --        --           271         271
Restricted stock
 awards--21,816 shares..      --          28      --        211         (239)        --
Amortization of
 restricted stock.......      --         --       --        --           295         295
Exercise of stock
 options................      --         (79)     --        208          --          129
Tax benefit on ESOP
 dividends and
 restricted stock.......      --         183      --        --           --          183
Foreign currency
 translation
 adjustment.............      --         --       --        --           (57)        (57)
                          -------   --------  -------   -------      -------    --------
Balance at December 31,
 1994...................   11,316     29,269    4,941    (2,463)      (2,895)     40,168
                          -------   --------  -------   -------      -------    --------
Net income..............      --         --     1,935       --           --        1,935
Issuance of 8,650,978
 shares of common stock,
 net of issuance costs
 of $829................    8,651     95,520      --        --           --      104,171
Exercise of warrants for
 967,015 shares of
 common stock...........      967      9,670      --        --           --       10,637
Issuance of 297,615
 shares of common stock
 as payment for
 debenture interest.....      298      3,404      --        --           --        3,702
Cash dividends ($0.08
 per share).............      --         --    (1,033)      --           --       (1,033)
Allocation of shares to
 ESOP participants......      --         --       --        --            29          29
Restricted stock
 awards--52,589 shares..       43        456      --         97         (596)        --
Amortization of
 restricted stock.......      --         --       --        --           337         337
Acquisition of treasury
 stock--11,160 shares...      --         --       --       (149)         --         (149)
Retirement of treasury
 stock--253,551 shares..     (254)      (899)  (1,386)    2,539          --          --
Exercise of stock
 options................       47        324      --        --           --          371
Foreign currency
 translation
 adjustment.............      --         --       --        --           (88)        (88)
Other...................      --           9      --        (33)          33           9
                          -------   --------  -------   -------      -------    --------
Balance at December 31,
 1995...................   21,068    137,753    4,457        (9)      (3,180)    160,089
                          -------   --------  -------   -------      -------    --------
Net income..............      --         --     7,023       --           --        7,023
Issuance of 1,230,315
 shares of common stock
 as payment for
 debenture interest.....    1,230     14,075      --        --           --       15,305
Allocation of shares to
 ESOP participants......      --         --       --        --           293         293
Restricted stock
 awards--4,230 shares...        4         52      --        --           (56)        --
Amortization of
 restricted stock.......      --         --       --        --           398         398
Exercise of stock
 options................       44        264      --        --           --          308
Foreign currency
 translation
 adjustment.............      --         --       --        --            40          40
Other...................        1         13       (9)      (36)          12         (19)
                          -------   --------  -------   -------      -------    --------
Balance at December 31,
 1996...................  $22,347   $152,157  $11,471   $   (45)     $(2,493)   $183,437
                          =======   ========  =======   =======      =======    ========

                See Notes to Consolidated Financial Statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of VWR Scientific Products Corporation and all of its subsidiaries ("VWR Scientific Products" or the "Company"). All significant intercompany accounts and transactions have been eliminated.

 Capitalization, Depreciation and Amortization

  Land, buildings, and equipment are recorded at cost. Depreciation is computed using the straight-line method for financial reporting purposes and, generally, accelerated methods for income tax purposes. Acquisition and development costs for significant business systems and related software for internal use are capitalized and amortized over their estimated useful lives of seven years. The Company capitalizes the costs of developing and producing catalogs, which are used by customers for ordering products. Such costs are amortized over the period of use, generally two to three years. Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets. The adoption of this standard had no effect on the Company's financial position, operations, or liquidity.

 Excess of Cost Over Net Assets of Businesses Acquired

  Excess of cost over net assets of businesses acquired is primarily the result of the acquisitions of the Industrial Distribution Business of Baxter Healthcare in 1995 and Canlab in 1994 and is being amortized over 40 years. Accumulated amortization at December 31, 1996 and 1995 was $13.0 million and $3.6 million, respectively. The carrying value of excess of cost over net assets of businesses acquired is evaluated periodically in relation to the operating performance and expected future undiscounted cash flows of the underlying businesses.

 Earnings Per Share

  Earnings per share are based on the weighted average number of shares and dilutive common share equivalents outstanding during the period. Shares issued in payment of Debenture interest are included in the share calculation as interest expense is recognized (see Note 7).

 Segment and Customer Information

  The Company is engaged in one line of business, industrial distribution. No single customer accounts for more than 10% of sales. The majority of the Company's business activity pertains to, and accounts receivable result from, sales of laboratory equipment and supplies to businesses across a wide geographical area in various industries, mainly industrial, governmental, biomedical, and educational. At December 31, 1996, the Company had no significant concentrations of credit risk.

 Revenue Recognition

  The Company recognizes revenue when products are shipped.

 Stock-Based Compensation

  The Company follows Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its employee stock-based compensation (see Note 10).

                      VWR SCIENTIFIC PRODUCTS CORPORATION

 Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. ACQUISITIONS

 Baxter Industrial

  On September 15, 1995, VWR Scientific Products purchased certain assets and assumed certain liabilities of the Industrial Distribution Business ("Baxter Industrial") of Baxter Healthcare Corporation ("Baxter Healthcare"), a subsidiary of Baxter International, including, but not limited to, all of the domestic trade accounts receivable, certain tangible personal property, rights and benefits under certain contracts and certain rights in specified trademarks for approximately $432 million, as adjusted. In addition to the $400 million paid at closing, $28.6 million was paid over a 52-day period for accounts receivable in the same amount and approximately $5 million of additional liabilities were assumed. During 1996, the purchase price and purchase accounting estimates were finalized resulting in a $1.7 million reduction in amounts paid, an additional $1.1 million of cost in excess of net assets acquired, and a $2.8 million reduction of working capital. During 1996, the transition of the Baxter Industrial business was substantially completed which required the Company to increase its inventory levels which included purchases of laboratory supplies held for sale to customers of Baxter Industrial at Baxter Healthcare's facilities.

  The acquisition has been accounted for under the purchase method of accounting and, accordingly, the results of Baxter Industrial have been included in the consolidated operating results since the date of acquisition. Cost in excess of net assets acquired amounted to $366 million which is being amortized on a straight-line basis over 40 years for financial reporting purposes and 15 years for tax purposes.

  The purchase price was financed by the proceeds received by the Company from: (i) the sale of 6,832,797 common shares of the Company (the "Purchase Shares") at a price of $12.44 per share to EM Laboratories, Incorporated, ("EML"), an affiliate of Merck KGaA, Germany; (ii) the issuance of a $135 million subordinated debenture (the "Debenture") of the Company to EML; (iii) the exercise by EML of a warrant to purchase 967,015 common shares of the Company for approximately $10.6 million; and (iv) borrowings under the Company's credit agreement entered into on September 14, 1995.

 Canlab

  Effective October 31, 1994, the Company, through its wholly-owned Canadian subsidiary, acquired certain assets related to the laboratory supply business of Canlab, a division of Baxter International, for approximately $13.9 million. The acquisition was accounted for under the purchase method of accounting and was funded through the Company's then-outstanding secured term loan. Canlab's results of operations have been included in the consolidated results of operations since the date of acquisition. The acquisition resulted in $5.1 million of excess of cost over net assets acquired which is being amortized over 40 years. In the fourth quarter of 1994, as a result of the acquisition, VWR Scientific Products terminated certain of its employees and closed certain facilities. The total cost of these actions, which was expensed in 1994, was $.9 million.

  The following unaudited pro forma information has been prepared assuming that the Baxter Industrial acquisition and the Canlab acquisition and related financings had occurred at the beginning of the year prior to the year of acquisition. Pro forma adjustments include: increased amortization for the cost over net assets acquired; increased interest expense from the acquisition debt; and related income tax effects. Cost savings from combining the operations are not reflected because it is not practical to do so. Also, Baxter Industrial's inventory, as reflected in cost of sales, is valued at the lower of cost (determined on a "first-in, first-out" basis) or market

                      VWR SCIENTIFIC PRODUCTS CORPORATION
in the pro forma information below. Cost of sales for 1994 and 1995 has not been adjusted to give the pro forma effect of adopting VWR Scientific Products' accounting policy of valuing inventory on the "last-in, first-out" method because it is not possible to calculate the pro forma adjustments.

                                                      YEARS ENDED DECEMBER 31,
                                                      -------------------------
                                                          1994         1995
                                                      ------------ ------------
                                                           (IN THOUSANDS,
                                                       EXCEPT PER SHARE DATA)
   Sales............................................. $  1,036,493 $  1,072,789
   Net income........................................ $      3,455 $      1,219
   Earnings per share................................ $       0.16 $       0.05
   Weighted average number of shares outstanding.....       21,394       22,220

  The unaudited pro forma information is provided for information purposes only and does not purport to be indicative of VWR Scientific Products' results of operations that would actually have been achieved had the Baxter Industrial and Canlab acquisitions and related financing transactions been completed for the periods presented, or results that may be obtained in the future.

  In connection with the combination of the Baxter Industrial business with VWR Scientific Products, the Company made organizational and facility location decisions involving the Company's selling and distribution activities. Certain costs related to activities of the Baxter Industrial business have been considered in the allocation of the purchase price of the acquired business, and the additional costs related to VWR Scientific Products' existing operations were expensed. Acquisition-related expenses consist of lease termination costs related to the decision to upgrade the Company's computer hardware; severance and relocation of VWR Scientific Products employees; training of the combined sales force regarding the transition; consulting services; inventory relocation and other incremental costs related to the acquisition. The Company allocated $3.6 million to the purchase price and expensed $5.1 million and $3.8 million as acquisition-related expenses in 1996 and 1995, respectively, which have been substantially funded as of December 31, 1996. As these efforts are substantially complete, future acquisition-related expenses are not expected to be material.

3. INVENTORIES

  Inventories consist of purchased goods for sale and are valued at the lower of cost or market. Cost determined using the last-in, first-out (LIFO) method comprised 81% and 89% of inventory carrying value at December 31, 1995 and 1996, respectively. Cost of the remaining inventories is determined using the first-in, first-out (FIFO) method.

  LIFO cost at December 31, 1995 and 1996, was approximately $28.8 million and $30.8 million, respectively, less than current cost.

4. FIXED ASSETS

  Net property and equipment at December 31, 1995 and 1996, is:

                                                               1995      1996
                                                             --------  --------
                                                              (IN THOUSANDS)
   Land..................................................... $  2,130  $    738
   Buildings................................................   10,249    15,504
   Equipment and computer software..........................   56,437    72,182
   Construction in progress.................................    2,687       177
                                                             --------  --------
                                                               71,503    88,601
   Less accumulated depreciation............................  (33,855)  (40,417)
                                                             --------  --------
   Net property and equipment............................... $ 37,648  $ 48,184
                                                             ========  ========

                      VWR SCIENTIFIC PRODUCTS CORPORATION

  Depreciation expense for the years ended December 31, 1994, 1995, and 1996, was $6.3 million, $6.6 million, and $7.2 million, respectively.

5. ACCRUED LIABILITIES

  Included in accrued liabilities is accrued compensation of approximately $9.0 million and $7.7 million at December 31, 1995 and 1996, respectively. Accrued service costs under the Baxter Industrial Services Agreement (see Note
14) were $6.6 million and $1.9 million at December 31, 1995 and 1996, respectively.

6. FOREIGN CURRENCY TRANSACTIONS

  The Company supplies product to its Canadian subsidiary for sale to the subsidiary's Canadian customers. The Company has entered into forward exchange contracts to fix the rate of exchange on the Canadian dollar payments made to the Company upon settlement of the intercompany accounts related to those shipments to its subsidiary. As of December 31, 1996, the Company had approximately $1.0 million of forward exchange contracts outstanding. Net transaction gains and losses under the contracts are not material and are included in interest expense and other.

7. LONG-TERM DEBT AND REVOLVING CREDIT FACILITIES

  On September 14, 1995, the Company entered into a five-year Credit Facility consisting of a five-year $135 million amortizing term loan (the "Term Loan") and a $150 million revolving line of credit (the "Revolver"). During 1996, the Company made $25.6 million in mandatory principal payments on the Term Loan and increased the Revolver's limit to $175 million to fund working capital requirements through December 31, 1997, at which time the Revolver limit will revert to $150 million. The Revolver provides for the ability to borrow the equivalent in Canadian dollars up to $17 million U.S. dollars. The Term Loan and Revolver are secured by liens on substantially all of the Company's tangible and intangible property, excluding real estate. Borrowings under the Revolver are limited to 85% of eligible accounts receivable and 50% of eligible inventory. Both the Term Loan and the Revolver bear interest rates based on the London Interbank Offered Rate ("LIBOR") or the prime rate, plus the applicable margin. The Company is required to pay commitment fees on the unused portion of the Revolver of between .20% and .50%. The margin on interest and the commitment fees will vary depending on the relationship between the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") and aggregate borrowings under the Credit Facility.

  The Credit Facility includes various financial covenants of the Company, with respect to minimum EBITDA, maximum senior leverage ratio, minimum interest coverage, minimum net worth, and minimum fixed-charge coverage ratio.

  The Credit Facility prohibits the Company from paying dividends and making other distributions (except for the issuance of common shares as required by the Debenture) and has change-of-control provisions.

  On September 15, 1995, in conjunction with the Baxter Industrial acquisition, the Company issued the Debenture to EML in the principal amount of $135 million. The Debenture was subsequently assigned to another affiliate of EML. The Debenture matures in a single installment on September 15, 2005 and is subordinated to the Company's obligations under the Credit Facility. Interest is payable on the unpaid principal of the Debenture quarterly at 13% per annum by: common shares of the Company issued up to an amount that enabled EML to obtain an ownership percentage of 49.89% in the Company based on a fixed price of $12.44 per share; deferral until September 15, 1997 to be paid with accumulated interest thereon at maturity; and cash beginning thereafter.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

  At December 31, 1995 and 1996, the approximate weighted average interest rate on borrowings under the outstanding Credit Facility was 7.8% and 7.4%, respectively. Interest expense under the credit facilities for the years ended December 31, 1994, 1995, and 1996, was $4.8 million, $9.6 million, and $17.6 million, respectively, resulting in a weighted average interest rate of 7.0%, 8.2%, and 7.4%, respectively.

  The carrying values of the Revolver and Term Loan approximate their fair values. The fair value of the Debenture is not readily determinable.

  In connection with the Credit Facility and Debenture, the Company incurred approximately $5.0 million of debt issuance cost. Such amounts are included in other assets and are being amortized to interest expense using the effective interest rate method related to the Term Loan and Debenture, and the straight-line method related to the Revolver. Total amortization of debt issuance costs (included in interest expense and other) for the years ended December 31, 1995 and 1996 was $.3 million and $1.3 million, respectively.

  Aggregate maturities of long-term debt are as follows: 1997-$22.5 million; 1998-$30.0 million; 1999-$32.5 million; 2000-$166.7 million; and $138.8 million in 2005. The Term Loan contains a mandatory prepayment provision based on the Company's EBITDA, net of capital expenditures and other adjustments, which requires the Company to pay down the Term Loan by an additional $5.7 million in 1997. Such paydown can be funded from the Revolver and accordingly is classified as long-term at December 31, 1996.

  The Company has entered into various interest rate swap agreements with financial institutions which effectively change the Company's interest rate exposure on a notional amount of debt from variable rates to fixed rates. The notional amounts of the swaps are based upon obligations under the Credit Facility and expected actual debt levels during a four-year period. The Company provides protection to meet actual exposures and does not speculate in derivatives. At December 31, 1996, the Company had a notional amount of $160 million of swaps in effect. These swaps expire between 1997 and 2000. The amount of floating rate debt protected by the swaps ranges from $160 million to $25 million during the period outstanding with fixed rates ranging from 5.3% to 6.4%. Net receipts or payments under the agreements are recognized as an adjustment to interest expense. At December 31, 1996, the fair market value of the swap agreements, which is not recorded in the consolidated financial statements, is a receivable of approximately $.5 million. The fair market value of the swap agreements is based on the present value of the future cash flows determined by the interest rate difference between the contracts' fixed rate and the then-current replacement rate. The Company is exposed to credit loss in the event of nonperformance by the other parties to the interest rate swap agreements. The Company does not anticipate nonperformance by the counterparties.

8. INCOME TAXES

  Taxes on income are based on income (loss) before income taxes as follows:

                                                           1994    1995   1996
                                                          ------  ------ -------
                                                             (IN THOUSANDS)
   Domestic.............................................. $3,470  $2,351 $10,187
   Canada................................................   (449)    675   1,618
                                                          ------  ------ -------
                                                          $3,021  $3,026 $11,805
                                                          ======  ====== =======

                      VWR SCIENTIFIC PRODUCTS CORPORATION

  The provision for income taxes consists of:

                                                           1994    1995    1996
                                                          ------  ------  ------
                                                             (IN THOUSANDS)
   Current:
     Federal............................................. $1,652  $  487  $   70
     State...............................................    170      44
     Foreign.............................................     --      --     428
                                                          ------  ------  ------
                                                           1,822     531     498
                                                          ------  ------  ------
   Deferred:
     Federal.............................................   (276)    481   3,460
     State...............................................   (213)   (183)    603
     Foreign.............................................   (365)    262     221
                                                          ------  ------  ------
                                                            (854)    560   4,284
                                                          ------  ------  ------
   Total tax provision................................... $  968  $1,091  $4,782
                                                          ======  ======  ======

  The reconciliation of tax computed at the federal statutory tax rate of 35% of income before income taxes to the actual income tax provision is as follows:

                                                          1994    1995    1996
                                                         ------  ------  ------
                                                            (IN THOUSANDS)
   Statutory tax........................................ $1,058  $1,059  $4,132
   State income taxes net of federal tax benefit........    (29)    (93)    392
   Foreign rate differential............................     --      --     151
   Other--net...........................................    (61)    125     107
                                                         ------  ------  ------
   Total tax provision.................................. $  968  $1,091  $4,782
                                                         ======  ======  ======

  Deferred tax liabilities (assets) as of December 31, 1995 and 1996 are comprised of the following:

                                                                1995     1996
                                                               -------  -------
                                                               (IN THOUSANDS)
   Depreciation............................................... $ 5,297  $ 4,861
   Pension....................................................   2,250    3,077
   Goodwill amortization......................................   1,673    8,385
                                                               -------  -------
     Deferred tax liabilities.................................   9,220   16,323
                                                               -------  -------
   Postretirement benefits....................................    (763)    (788)
   Other compensation benefits................................  (1,366)  (1,759)
   Net operating loss carryforwards...........................    (504)  (1,021)
   Inventory capitalization...................................    (427)  (1,175)
   Other--net.................................................    (573)  (2,505)
                                                               -------  -------
     Deferred tax assets......................................  (3,633)  (7,248)
                                                               -------  -------
   Net deferred tax liability................................. $ 5,587  $ 9,075
                                                               =======  =======

  During 1996, the Company utilized $.8 million of Canadian net operating loss carryforwards which reduced goodwill by $.4 million. Net current deferred tax assets are $1.6 million and $2.3 million at December 31, 1995

                      VWR SCIENTIFIC PRODUCTS CORPORATION
and 1996, respectively. The Company has state net operating loss carryforwards which expire at various times through 2003.

9. SHAREHOLDERS' EQUITY

  In April 1995, EML purchased from the Company 1,818,181 common shares (at a price per share of $11) and a warrant (the "Warrant") to purchase an additional 967,015 shares (at a price per share of $11). In connection with the Baxter Industrial acquisition on September 15, 1995, EML purchased 6,832,797 common shares at a price of $12.44 and exercised the Warrant, raising its beneficial ownership of the Company to 46%. In connection with the agreement to purchase such securities, EML entered into a Standstill Agreement with the Company, pursuant to which EML agreed that it and its affiliates would not, subject to certain specified exceptions, for a period of four years, increase its beneficial ownership of the Company's common shares above 49.89% without the prior consent of the Company. Under the terms of the Debenture, interest was payable in common shares, at an issue price per share of $12.44, until EML's beneficial ownership reached 49.89%. EML owns 49.89% of the issued and outstanding common shares as of December 31, 1996.

  During 1995, the Company retired 253,551 shares of treasury stock resulting in a $.9 million and $1.4 million reduction of additional paid-in capital and retained earnings, respectively.

 Shareholder Rights Agreement

  On May 20, 1988, the Company established a Shareholder Rights Agreement. The Agreement is designed to deter coercive or unfair takeover tactics that could deprive shareholders of an opportunity to realize the full value of their shares. On February 23, 1995, the Company amended the Agreement to change the definition of "Acquiring Person" to exclude any purchaser who has an agreement with the Company, executed prior to the date of acquiring 20% or more of the Company's common stock, which imposes one or more thresholds on the amount of the purchasers' ownership of the Company's common stock. The Amendment also provides that the Agreement be governed by the laws of the Commonwealth of Pennsylvania instead of the laws of the State of Delaware.

  Under the Agreement, the Company has distributed a dividend of one Right for each outstanding share of the Company's stock. When exercisable, each Right will entitle its holder to buy two shares of the Company's common stock at $45.00 per share. The Rights will become exercisable if an Acquiring Person, as defined, acquires or makes an offer to acquire 20 percent of the Company's common stock. In the event that a purchaser acquires 20 percent of the common stock, each Right shall entitle the holder, other than the Acquiring Person, to purchase, at the Right's then-current full exercise price, shares of the Company's common stock having a market value of twice the then-current full exercise price of the Right. In the event that, under certain circumstances, the Company is acquired in a merger or transfers 50 percent or more of its assets or earnings to any one entity, each Right entitles the holder to purchase common stock of the surviving or purchasing company having a market value of twice the full exercise price of the Right. The Rights, which expire on May 31, 1998, may be redeemed by the Company at a price of $.005 per Right.

10. STOCK AND INCENTIVE PROGRAMS

  Effective January 1, 1996, the Company adopted the disclosure-only option under SFAS No. 123, "Accounting for Stock-Based Compensation." The Company continues to use the accounting method under APB Opinion No. 25 (APB 25) and related interpretations for its employee stock options. Under APB 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

  The Company has two stock incentive plans, the 1986 Stock Incentive Plan ("1986 Plan"), under which the ability to grant options expired in 1996, and the 1995 Stock Incentive Plan ("1995 Plan"). Shares of the Company granted under these two plans are in non-qualified and incentive stock options or restricted stock awards. In addition to outstanding options under both the 1986 Plan and 1995 Plan, 931,000 shares were available for issuance under the 1995 Plan at December 31, 1996. Pursuant to the Standstill Agreement, upon the issuance of stock under the Company's stock incentive plans, E. Merck KGaA has the option to purchase additional shares from the Company to retain its 49.89% ownership interest in which the purchase price will be the exercise price of such stock option.

 Restricted Stock Awards

  The Company's restricted stock awards provide for grants of common stock to certain directors, officers, and managers. The vesting periods range from one to five years. The fair market value of the stock at the date of grant establishes the compensation amount, which is amortized to operations over the vesting period. During the years ended December 31, 1994, 1995, and 1996, the Company granted 21,816, 52,589, and 4,230 shares, respectively, at fair market values of approximately $.2 million, $.6 million, and $.1 million, respectively.

 Stock Options

  Under the 1986 Plan, options, which vest over 3 to 10 years, have been granted to certain officers and managers to purchase common stock of the Company at its fair market value at the date of grant. The options granted under the 1995 Plan become exercisable at the earlier of nine years following issuance or 50% when the market value (as defined) of the Company's common stock reaches 150% of the market value at the date of grant for 20 consecutive days and the remaining 50% when the market value (as defined) reaches 175% of the market value at the date of grant for 20 consecutive days. Changes in options outstanding were:

                                                                         AVERAGE
                                                               SHARES     PRICE
                                                              ---------  -------
   Outstanding at December 31, 1993..........................   405,819  $ 8.61
     Exercised...............................................   (22,007)   6.14
     Granted.................................................     5,000   10.00
     Cancelled...............................................   (32,845)   7.75
                                                              ---------  ------
   Outstanding at December 31, 1994..........................   355,967    8.86
     Exercised...............................................   (47,166)   7.87
     Granted................................................. 1,020,000   12.00
     Cancelled...............................................   (87,200)  11.67
                                                              ---------  ------
   Outstanding at December 31, 1995.......................... 1,241,601   11.28
     Exercised...............................................   (43,983)   7.03
     Granted.................................................   189,000   13.25
     Cancelled...............................................   (60,000)  12.00
                                                              ---------  ------
   Outstanding at December 31, 1996.......................... 1,326,618  $11.67
                                                              =========  ======

  At December 31, 1996, there were 168,178 options exercisable at an average price of $8.85. The exercise price of outstanding options at December 31, 1996 ranged from $7.79 to $16.00 and have a weighted average remaining life of 8 years.

  Pro forma disclosure, as required by SFAS No. 123, regarding net income and earnings per share has been determined as if the Company had accounted for its employee stock options under the fair value method.

  Option valuation models use highly subjective assumptions to determine the fair value of traded options with no vesting or trading restrictions. Because options granted under the Company's Stock Option Plans have

                      VWR SCIENTIFIC PRODUCTS CORPORATION
vesting requirements and cannot be traded, and because changes in the assumptions can materially affect the fair value estimate, in management's opinion, the existing valuation models do not necessarily provide a reliable measure of the fair value of its employee stock options.

  The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1995 and 1996: risk-free interest rate of 5.6%; no dividends; a volatility factor of the expected market price of the Company's common stock of .416 and a weighted-average expected life of the options of 7 years.

  For purposes of pro forma disclosures, the estimated fair value of the options ($6.31 for the 1995 grants and $6.99 for the 1996 grants) is amortized to expense over the options' assumed vesting period. SFAS No. 123 requires only that the income effects of options granted during 1996 and 1995 be included in the pro forma disclosures. Since a portion of the Company's stock options vest over several years and additional options may be granted each year, the pro forma effect on net income reported, below, is not representative of the effect of fair value stock option expense on future years' pro forma net income. The Company's pro forma information follows:

                                                                  YEARS  ENDED
                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1995   1996
                                                                  ------ ------
   Pro forma net income.......................................... $1,717 $6,152
   Pro forma earnings per share.................................. $ 0.12 $ 0.28

 Savings Investment Plan

  The Company has a savings investment plan whereby it matches 50% of the employee's contribution up to 3% of the employee's pay. For employee contributions between 3% and 7.5% of their pay, the Company will match 50% of the contribution within prescribed limits based on the Company's profitability for the year. All Company contributions are used to buy common shares of the Company. Expenses under this plan for the years ended December 31, 1994, 1995, and 1996, were $.6 million, $.7 million, and $.9 million, respectively.

 Employee Stock Ownership Plan

  In September 1990, the Company established an employee stock ownership plan
(ESOP) by, in effect, contributing 400,000 treasury shares ($2.9 million fair value) to the ESOP of which 198,040 shares are allocated to participants at December 31, 1996. All full-time and part-time employees, except certain union employees, are eligible to participate in the plan.

  The ESOP shares will be allocated equally to individual participants' accounts over a period up to ten years. Vesting occurs equally over an employment period of five years at which time the employee is 100% vested in the plan. The total number of shares to be allocated in a year is the higher of an amount based on the Company's profitability or the minimum allocation required per the ESOP agreement. Expenses are recognized based on shares allocated for the year and are reduced for dividends paid, if any, on unallocated shares.

11. POSTRETIREMENT BENEFITS

 Pension Plans

  The Company has two defined benefit pension plans covering substantially all of its domestic employees, except for employees covered by independently operated collective bargaining plans. Pension benefits are based on years of credited service and the highest five consecutive years' average compensation.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

  Contributions to the Company plans are based on funding standards established by the Employee Retirement Income Security Act of 1974 (ERISA). The total VWR Scientific Products plans' funding status and the amounts recognized in the Company's Consolidated Balance Sheets at December 31, 1995 and 1996, are:

                                                              1995     1996
                                                             -------  -------
                                                             (IN THOUSANDS)
   Actuarial present value of plan benefit obligations:
     Vested benefit obligation.............................. $38,237  $37,777
     Nonvested benefit obligation...........................   1,209    1,541
                                                             -------  -------
     Accumulated benefit obligation......................... $39,446  $39,318
                                                             =======  =======
   Projected benefit obligation............................. $45,232  $44,927
   Plan assets at fair value................................ (43,172) (50,044)
                                                             -------  -------
   Plan assets (in excess of) less than projected benefit
    obligation..............................................   2,060   (5,117)
   Prior service costs not yet recognized in net periodic
    pension cost............................................     594      464
   Unrecognized net transition obligation...................    (269)    (267)
   Unrecognized actuarial loss..............................  (7,351)    (788)
                                                             -------  -------
   Prepaid pension expense included in consolidated balance
    sheets.................................................. $(4,966) $(5,708)
                                                             =======  =======

  The assets of the Company plans consist primarily of undivided interests in several funds structured to duplicate the performance of various stock and bond indexes.

  Net pension expense under the Company plans includes the following components:

                                                          1994    1995    1996
                                                         ------  ------  ------
                                                         (DOLLARS IN THOUSANDS)
   Service cost (benefits earned during the year)......  $1,516  $1,353  $2,234
   Interest cost on projected benefit obligation.......   2,922   3,051   3,289
   Actual return on plan assets........................    (116) (9,501) (6,828)
   Net amortization and deferral.......................  (2,714)  6,342   2,706
                                                         ------  ------  ------
   Net pension expense.................................  $1,608  $1,245  $1,401
   The assumptions used were:
     Discount rate.....................................    8.75%   7.50%   8.00%
     Rate of increase in compensation levels...........       4%      4%      4%
     Expected long-term rate of return on plan assets..      10%     10%     10%

  The Company maintains a supplemental pension plan for certain senior officers. Expenses incurred under this plan in 1994, 1995, and 1996 were approximately $.2 million, $.1 million, and $.2 million, respectively.

  Certain employees are covered under union-sponsored, collectively bargained plans. Expenses under these plans for each of the years ended December 31, 1994, 1995, and 1996, were $.2 million, $.3 million, and $.5 million, respectively, as determined in accordance with negotiated labor contracts.

 Retiree Medical Benefits Program

  Employees retired as of December 31, 1992 and active employees who reached age 55 by December 31, 1992 are eligible to participate in the Company's retiree health plan (the "Plan"). There are also certain provisions for participation by spouses. The Plan is contributory, with retiree contributions based on years of service, and includes other co-payment and co-insurance provisions.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

  The Company does not fund the Plan. The actuarially determined liability of the Plan at December 31, 1995 and 1996 is as follows:

                                                                  1995    1996
                                                                 ------  ------
                                                                      (IN
                                                                  THOUSANDS)
   Accumulated postretirement benefit obligation:
     Retirees................................................... $1,994  $1,772
     Eligible active participants...............................     65      62
     Other active participants..................................     70      47
     Unrecognized net loss......................................   (206)    (48)
                                                                 ------  ------
   Accrued postretirement benefit obligation.................... $1,923  $1,833
                                                                 ======  ======

  The net periodic postretirement benefit cost includes the following components:

                                                                1994  1995 1996
                                                                ----  ---- ----
     Service cost.............................................. $  6  $  4 $  3
     Interest cost.............................................  139   162  141
     Net amortization and deferral.............................   (3)  --   --
                                                                ----  ---- ----
                                                                $142  $166 $144
                                                                ====  ==== ====

  The assumed health care cost trend rate used in measuring the accumulated postretirement benefit obligation is 10% for 1996 declining 1% per year to a level of 5.4% in 2001 and thereafter. The effect of a 1% annual increase in the assumed cost trend rate would increase the accumulated postretirement benefit obligation by approximately 9%; the annual service and interest cost components in the aggregate would not be materially affected. A 7.5% discount rate was used in determining the accumulated postretirement benefit obligation at December 31, 1995 and 8.0% was used at December 31, 1996.

12. LEASES

  The Company leases office and warehouse space, computer equipment, and automobiles under operating leases, certain of which extend up to 18 years, subject to renewal options.

  Rental expense was $5.2 million, $5.4 million, and $9.8 million for the years ended December 31, 1994, 1995, and 1996, respectively.

  Future minimum lease payments as of December 31, 1996, under noncancelable operating leases having initial lease terms of more than one year are (thousands of dollars):

   YEARS ENDING
   DECEMBER 31,
   ------------
   1997................................................................ $ 6,682
   1998................................................................   6,085
   1999................................................................   5,117
   2000................................................................   4,551
   2001................................................................   3,702
   Thereafter..........................................................  28,528
                                                                        -------
   Total minimum payments.............................................. $54,665
                                                                        =======

                      VWR SCIENTIFIC PRODUCTS CORPORATION

13. CONTINGENCIES AND COMMITMENTS

  The Company is involved in various environmental, contractual, and product liability cases and claims, which are considered routine to the Company's business. In the opinion of management, the potential financial impact of these matters is not material to the consolidated financial statements.

14. MATERIAL AGREEMENTS

 Services Agreement

  The Company entered into a Services Agreement with Baxter Healthcare to provide for an orderly transfer of the Baxter Industrial business to the Company. Under the Services Agreement, Baxter Healthcare was required to continue to provide the same type of services to the customers of the Baxter Industrial business as it had provided prior to VWR Scientific Products' completion of the Baxter Industrial acquisition. Such services include order entry, shipping, invoicing, credit and collection, and inventory stocking and replenishment. On September 30, 1996, Baxter International spun off its United States healthcare distribution, surgical and respiratory therapy products and healthcare cost management businesses as Allegiance Corporation ("Allegiance"). Allegiance has assumed Baxter Healthcare's responsibilities under the Services Agreement and has assumed certain rights under the Distribution Agreement.

  While the term of the Services Agreement is for two years, upon prior notice, the Company has directed Baxter Healthcare and Allegiance to discontinue the provision of services on a regional basis as the Baxter Industrial business was transitioned to VWR Scientific Products facilities. No service fees were payable for services under the Services Agreement during the first three months of the term of the agreement. The Company has been required to make payments during the remaining term of the Services Agreement at the rate of 5.5% of the sales to customers of the Baxter Industrial business which are serviced by Baxter Healthcare or Allegiance; provided, however, the Company was obligated to pay a minimum of $18.6 million to Baxter Healthcare and Allegiance.

  The Company expensed $6.6 million and $11.3 million in 1995 and 1996, respectively, under the Services Agreement using an effective-rate method. Upon the cessation of services by Baxter Healthcare or Allegiance at a particular facility, the Company has been required to purchase the inventory of laboratory supplies and equipment held for sale to customers of the Baxter Industrial business. At December 31, 1996, the Baxter Industrial inventory held by Allegiance was approximately $8.8 million.

 Distribution Agreement

  In connection with the Baxter Industrial Acquisition, the Company entered into a Distribution Agreement with Baxter Healthcare pursuant to which Baxter Healthcare has granted to the Company the right to sell and distribute for nonpatient use (anywhere except in Canada and Japan) certain products and accessories manufactured by Baxter Healthcare and its affiliates. On September 30, 1996, Allegiance assumed certain rights under the Distribution Agreement. The Distribution Agreement, which has a term ending on September 30, 2000, provides, among other things, that the Company is obligated during each fiscal year to either purchase a minimum dollar amount of products for sale in each of the United States and internationally, or, if such minimum requirements have not been met during such year, purchase products or pay to Baxter Healthcare and Allegiance an amount, in each case, equal to their share of any such deficiency. The Company satisfied the minimum aggregate requirement of $63 million for the contract year ended September 30, 1996. The minimum aggregate requirements for each of the remaining years, which are subject to annual adjustment, are $71 million, $82 million, $89 million, and $96 million.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

15. TRANSACTIONS WITH AFFILIATES

  On January 1, 1994, the Company formed a joint venture with Merck KGaA of Germany and acquired an interest in Bender & Hobein GmbH, a distributor of laboratory supplies and equipment in Germany for $2.9 million. In 1996, VWR Scientific Products exercised its right under the agreement to sell its interest to Merck KGaA at no gain or loss to the Company.

  In the ordinary course of business, the Company purchases inventory from affiliates of Merck KGaA. Such purchases represent less than 5% of total purchases.

16. RESTRUCTURING AND OTHER CHARGES

  In December 1994, the Company made the decision to consolidate certain sales offices and functions. As a result, the Company incurred in 1995 approximately $1.2 million in charges which were primarily for severance and other personnel-related costs. Due to the effects of the Baxter Industrial acquisition, the Company was not able to measure the benefits related to these costs which are classified as operating expenses.

QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                            NET     EARNINGS
                                         GROSS   OPERATING INCOME  (LOSS) PER
                               SALES     MARGIN   INCOME   (LOSS)    SHARE
                             ---------- -------- --------- ------  ----------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
   Year Ended December 31,
    1996
     First Quarter.......... $  276,458 $ 62,106  $12,298  $2,110    $ .10
     Second Quarter.........    278,961   63,149   14,265   3,073      .14
     Third Quarter..........    289,280   63,962   15,910   3,960      .18
     Fourth Quarter.........    272,587   57,690    6,159  (2,120)    (.09)
                             ---------- --------  -------  ------    -----
   Total.................... $1,117,286 $246,907  $48,632  $7,023    $ .32*
   Year Ended December 31,
    1995
     First Quarter.......... $  146,376 $ 30,932  $ 2,405  $  560    $ .05
     Second Quarter.........    144,810   32,050    2,513     719      .06
     Third Quarter..........    170,979   38,943    5,076   1,312      .09
     Fourth Quarter.........    256,519   57,194    7,835    (656)    (.03)
                             ---------- --------  -------  ------    -----
   Total.................... $  718,684 $159,119  $17,829  $1,935    $ .13*

  Note: The quarterly results of operations are impacted by the Baxter Industrial acquisition in September 1995. Third and fourth quarter 1995 amounts include Baxter Industrial acquisition-related expenses of $2,067 and $1,694, respectively. The 1996 amounts include Baxter Industrial acquisition-related expenses of $1,188, $1,845, $1,093 and $1,002 for the first, second, third and fourth quarters, respectively.

* The sum of the quarterly earnings (loss) per share does not equal the total earnings per share due to different weighted average share amounts outstanding for quarterly and annual reporting purposes.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

          CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

                                          THREE MONTHS         NINE MONTHS
                                       ENDED SEPTEMBER 30, ENDED SEPTEMBER 30,
                                       ------------------- -------------------
                                         1996      1997      1996      1997
                                       --------- --------- --------- ---------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales................................. $ 289,280 $ 329,079 $ 844,699 $ 930,418
Cost of sales.........................   225,318   254,966   655,482   724,385
                                       --------- --------- --------- ---------
  Gross margin........................    63,962    74,113   189,217   206,033
Operating expenses....................    41,818    45,457   127,578   131,136
Depreciation and amortization.........     5,141     5,672    15,040    16,386
Acquisition-related expenses..........     1,093         0     4,126       253
                                       --------- --------- --------- ---------
  Total operating expenses............    48,052    51,129   146,744   147,775
Operating income......................    15,910    22,984    42,473    58,258
Interest expense......................     9,308     8,509    27,234    27,179
                                       --------- --------- --------- ---------
Income before income taxes............     6,602    14,475    15,239    31,079
Income taxes..........................     2,642     6,080     6,096    13,053
                                       --------- --------- --------- ---------
Net income............................ $   3,960 $   8,395 $   9,143 $  18,026
                                       ========= ========= ========= =========
Earnings per share:                    $    0.18 $    0.37 $    0.41 $    0.79
                                       ========= ========= ========= =========
Weighted average number of common
 shares outstanding...................    22,466    22,850    22,071    22,715




           See notes to condensed consolidated financial statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                                                    DECEMBER 31, SEPTEMBER 30,
                                                        1996         1997
                                                    ------------ -------------
                                                                  (UNAUDITED)
                                                      (DOLLARS IN THOUSANDS)
                      ASSETS
Current assets:
Trade receivables, net.............................   $161,235     $199,008
Other receivables..................................      7,159        6,627
Inventories........................................    108,009      106,475
Other..............................................      8,691        9,157
                                                      --------     --------
  Total current assets.............................    285,094      321,267
Property and equipment, net........................     48,184       50,590
Excess of cost over net assets of businesses ac-
 quired and other assets, net......................    372,024      364,257
                                                      --------     --------
                                                      $705,302     $736,114
                                                      ========     ========
       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank checks outstanding, less cash in bank.........   $ 10,274     $ 10,051
Current portion of long-term debt..................     22,500       30,000
Accounts payable and other.........................    108,345      132,109
                                                      --------     --------
  Total current liabilities........................    141,119      172,160
Long-term debt:
Revolving credit facilities........................    142,256      139,281
Term loan..........................................     86,900       58,800
Subordinated debenture.............................    138,809      151,092
                                                      --------     --------
  Total long-term debt.............................    367,965      349,173
Deferred income taxes and other....................     12,781       13,042
Shareholders' equity...............................    183,437      201,739
                                                      --------     --------
                                                      $705,302     $736,114
                                                      ========     ========



           See notes to condensed consolidated financial statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

          CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                            NINE MONTHS ENDED
                                                              SEPTEMBER 30,
                                                            ------------------
                                                              1996      1997
                                                            --------  --------
                                                             (IN THOUSANDS)
Operating actvities:
Net income................................................  $  9,143  $ 18,026
Adjustments to reconcile net income to cash (used in) pro-
 vided by operating activities:
  Depreciation and amortization, including deferred debt
   issuance costs.........................................    16,036    17,229
  Stock and debt issued in lieu of payment of interest....    11,999    12,283
  Changes in assets and liabilities:
   Receivables............................................   (32,977)  (37,241)
   Inventories............................................   (49,649)    1,534
   Other current assets...................................       294    (3,003)
   Accounts payable and other liabilities.................    22,635    23,764
   Deferred taxes and other...............................        76       261
                                                            --------  --------
    Cash (used in) provided by operating activities.......   (22,443)   32,853
                                                            --------  --------
Investing activities:
Additions to property and equipment, net..................   (19,952)   (8,938)
Sale of joint venture investment..........................     2,881       --
Other.....................................................        27      (263)
                                                            --------  --------
    Cash used in investing activities.....................   (17,044)   (9,201)
                                                            --------  --------
Financing activities:
Proceeds from long-term debt..............................   148,380   162,561
Repayment of long-term debt...............................  (116,375) (186,136)
Net change in bank checks outstanding.....................     6,850      (223)
Other.....................................................       632       146
                                                            --------  --------
    Cash provided by (used in) financing activities.......    39,487   (23,652)
                                                            --------  --------
    Net change in cash....................................         0         0
Cash at beginning of period...............................         0         0
                                                            --------  --------
Cash at end of period.....................................  $      0  $      0
                                                            ========  ========
Supplemental disclosures of cash flow information:
Cash paid (received) during period for:
  Interest................................................  $ 13,601  $ 13,064
  Income taxes............................................     1,174      (227)


           See notes to condensed consolidated financial statements.

                      VWR SCIENTIFIC PRODUCTS CORPORATION

       NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

  The accompanying unaudited condensed consolidated financial statements of VWR Scientific Products Corporation ("VWR Scientific Products" or the "Company") have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of only normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended September 30, 1997 are not necessarily indicative of the results which may be expected of the year ended December 31, 1997. Refer to the consolidated financial statements and footnotes thereto included in the Company's 1996 Annual Report on Form 10-K for further information.

  Certain prior-period amounts have been reclassified to conform to the current period's presentation.

 New Accounting Standards

  In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, "Earnings Per Share," which is required to be adopted for annual and quarterly periods ended after December 15, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods presented. Under the new requirements for calculating primary earnings per share (referred to as Basic EPS under SFAS No. 128), the dilutive effect of stock options will be excluded. Earnings per share will not be materially impacted for the periods ended September 30, 1997 and 1996 and is not expected to have a material impact on the Company's full-year earnings per share.

  In June 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income" and Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both Statements become effective for fiscal periods beginning after December 15, 1997, with early adoption permitted. The Company is evaluating the effects these Statements will have on its financial reporting and disclosures. The Statements are expected to have no material effect on the Company's results of operations, financial condition, capital resources or liquidity.

2. INVENTORY PRICING

  Inventory valued using the LIFO method comprised approximately 89% of inventory at December 31, 1996 and 90% at September 30, 1997. Cost of the remaining inventories is determined using the FIFO method. Because the actual inventory determination under the LIFO method is an annual calculation, interim financial results are based on estimated LIFO amounts and are subject to final year-end LIFO inventory adjustments. Inventory values under the LIFO method at December 31, 1996 and September 30, 1997 were approximately $30.8 million and $32.5 million, respectively, less than current cost.

                   UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  The unaudited pro forma statements of operations for the year ended December 31, 1996 and for the nine months ended September 30, 1996 and 1997 set forth below give effect to the use of the net proceeds from the offering made hereby and Merck KGaA Sale totalling $120.9 million assuming: the sale of 2,750,000 shares of Common Shares by the Company at an offering price of $22.75 per share less estimated issuance cost of $3.9 million; and the issuance of 2,737,926 Common Shares by the Company to Merck KGaA at a price of $22.75 per share, as if such transactions had occurred as of the beginning of the periods presented.

  The unaudited pro forma balance sheet as of September 30, 1997 set forth below gives effect to the offering and Merck KGaA Sale as if such transactions had occurred on September 30, 1997.

  The unaudited pro forma financial statements are not necessarily indicative of what the Company's results of operations and balance sheet would have been had the offering and Merck KGaA Sale been consummated at the assumed dates, nor are they necessarily indicative of the Company's results of operations and balance sheet for any future period. The Unaudited Pro Forma Financial Statements should be read in conjunction with the audited and unaudited consolidated financial statements and related notes thereto, "Use of Proceeds" and "Concurrent Merck KGaA Sale" included elsewhere or incorporated by reference in this Prospectus.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                             YEAR ENDED DECEMBER 31, 1996,
                                           -----------------------------------
                                             ACTUAL   ADJUSTMENTS   PRO FORMA
                                           ---------- -----------   ----------
Sales..................................... $1,117,286   $           $1,117,286
Cost of sales.............................    870,379                  870,379
                                           ----------               ----------
  Gross margin............................    246,907                  246,907
Operating expenses........................    172,407                  172,407
Depreciation and amortization.............     20,740                   20,740
Acquisition-related expenses..............      5,128                    5,128
                                           ----------               ----------
  Total operating expenses................    198,275                  198,275
Operating income..........................     48,632                   48,632
Interest expense and other................     36,827   (9,567)(1)      27,260
                                           ----------   ------      ----------
Income before income taxes................     11,805    9,567          21,372
Income taxes..............................      4,782    3,875 (2)       8,657
                                           ----------   ------      ----------
Net income (3)............................ $    7,023   $5,692      $   12,715
                                           ==========   ======      ==========
Earnings per share........................ $     0.32               $     0.46
                                           ==========               ==========
Weighted average number of common shares
 outstanding (4)..........................     22,209    5,488          27,697

--------
(1) Represents interest savings due to an assumed repayment of $120.9 million of borrowings under the Credit Facility and reduced amortization of deferred financing fees under the Term Loan. The Credit Facility is assumed to bear a weighted average interest rate of 7.4% per annum, which is representative of historical interest rates as adjusted for improvement in the capital structure of the Company pursuant to the terms of the Credit Facility.
(2) Tax provision arising from the pro forma adjustments.
(3) Does not reflect an extraordinary non-cash charge of $0.6 million, net of a $0.4 million tax benefit, representing the write-off of unamortized deferred financing fees related to the early extinguishment of the Term Loan of the Credit Facility.
(4) The pro forma weighted average common shares outstanding reflect the additional shares issued in connection with the offering and the Merck KGaA Sale.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               NINE MONTHS ENDED SEPTEMBER
                                                        30, 1996,
                                              --------------------------------
                                               ACTUAL  ADJUSTMENTS   PRO FORMA
                                              -------- -----------   ---------
Sales........................................ $844,699   $           $844,699
Cost of sales................................  655,482                655,482
                                              --------               --------
  Gross margin...............................  189,217                189,217
Operating expenses...........................  127,578                127,578
Depreciation and amortization................   15,040                 15,040
Acquisition-related expenses.................    4,126                  4,126
                                              --------               --------
  Total operating expenses...................  146,744                146,744
Operating income.............................   42,473                 42,473
Interest expense and other...................   27,234   (7,123)(1)    20,111
                                              --------   ------      --------
Income before income taxes...................   15,239    7,123        22,362
Income taxes.................................    6,096    2,885 (2)     8,981
                                              --------   ------      --------
Net income (3)............................... $  9,143   $4,238      $ 13,381
                                              ========   ======      ========
Earnings per share........................... $   0.41               $   0.49
                                              ========               ========
Weighted average number of common shares
 outstanding (4).............................   22,071    5,488        27,559

--------
(1) Represents interest savings due to an assumed repayment of $120.9 million of borrowings under the Credit Facility and reduced amortization of deferred financing fees under the Term Loan. The Credit Facility is assumed to bear a weighted average interest rate of 7.4% per annum, which is representative of historical interest rates as adjusted for improvement in the capital structure of the Company pursuant to the terms of the Credit Facility.
(2) Tax provision arising from the pro forma adjustments.
(3) Does not reflect an extraordinary non-cash charge of $0.6 million, net of a $0.4 million tax benefit, representing the write-off of unamortized deferred financing fees related to the early extinguishment of the Term Loan of the Credit Facility.
(4) The pro forma weighted average common shares outstanding reflect the additional shares issued in connection with the offering and the Merck KGaA Sale.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               NINE MONTHS ENDED SEPTEMBER
                                                        30, 1997,
                                              --------------------------------
                                               ACTUAL  ADJUSTMENTS   PRO FORMA
                                              -------- -----------   ---------
Sales........................................ $930,418   $           $930,418
Cost of sales................................  724,385                724,385
                                              --------               --------
  Gross margin...............................  206,033                206,033
Operating expenses...........................  131,136                131,136
Depreciation and amortization................   16,386                 16,386
Acquisition-related expenses.................      253                    253
                                              --------               --------
  Total operating expenses...................  147,775                147,775
Operating income.............................   58,258                 58,258
Interest expense and other...................   27,179   (7,195)(1)    19,984
                                              --------   ------      --------
Income before income taxes...................   31,079    7,195        38,274
Income taxes.................................   13,053    2,914 (2)    15,967
                                              --------   ------      --------
Net income (3)............................... $ 18,026   $4,281      $ 22,307
                                              ========   ======      ========
Earnings per share........................... $   0.79               $   0.79
                                              ========               ========
Weighted average number of common shares
 outstanding(4)..............................   22,715    5,488        28,203

--------
(1) Represents for interest savings due to an assumed repayment of $120.9 million of borrowings under the Credit Facility and reduced amortization of deferred fees under the Term Loan. The Credit Facility is assumed to bear a weighted average interest rate of 6.2% per annum, which is representative of historical interest rates as adjusted for improvement in the capital structure of the Company pursuant to the terms of the Credit Facility.
(2) Tax provision arising from the pro forma adjustments.
(3) Does not reflect an extraordinary non-cash charge of $0.6 million, net of a $0.4 million tax benefit, representing the write-off of unamortized deferred financing fees related to the early extinguishment of the Term Loan of the Credit Facility.
(4) The pro forma weighted average common shares outstanding reflect the additional shares issued in connection with the offering and the Merck KGaA Sale.

                       UNAUDITED PRO FORMA BALANCE SHEET
                                (IN THOUSANDS)

                                                   SEPTEMBER 30, 1997,
                                              ---------------------------------
                                                                          AS
                                               ACTUAL   ADJUSTMENTS    ADJUSTED
                                              --------  -----------    --------
                   ASSETS
Current Assets:
Trade receivables, net....................... $199,008   $             $199,008
Other receivables............................    6,627                    6,627
Inventories..................................  106,475                  106,475
Other........................................    9,157                    9,157
                                              --------   --------      --------
  Total current assets.......................  321,267                  321,267
Property and equipment, net..................   50,590                   50,590
Excess of cost over net assets of businesses
 acquired and other assets, net..............  364,257       (936)(3)   363,321
                                              --------   --------      --------
                                              $736,114   $   (936)     $735,178
                                              ========   ========      ========
    LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Bank checks outstanding, less cash in bank... $ 10,051   $             $ 10,051
Current portion of long-term debt............   30,000    (30,000)(1)       --
Accounts payable and other...................  132,109                  132,109
                                              --------   --------      --------
  Total current liabilities..................  172,160    (30,000)      142,160
Long-term debt:
Revolving credit facilities..................  139,281    (32,113)(1)   107,168
Term loan....................................   58,800    (58,800)(1)       --
Subordinated debenture.......................  151,092                  151,092
                                              --------   --------      --------
  Total long-term debt.......................  349,173    (90,913)      258,260
Deferred income taxes and other..............   13,042       (379)(3)    12,663
Shareholders' equity:
Common shares, $1.00 par value per share;
 30,000,000 shares authorized; 22,375,631
 shares issued, actual; and 27,863,557 shares
 issued, as adjusted.........................   22,375      5,488 (2)    27,863
Additional paid-in capital...................  152,333    115,425 (2)   267,758
Retained earnings............................   29,494       (557)(3)    28,937
Treasury stock at cost, 3,743 shares.........      (59)                     (59)
Other (4)....................................   (2,404)                  (2,404)
                                              --------   --------      --------
  Total shareholders' equity.................  201,739    120,356       322,095
                                              --------   --------      --------
                                              $736,114   $   (936)     $735,178
                                              ========   ========      ========

--------
(1) Assumes the Company would have used the net proceeds from the offering and the Merck KGaA Sale of $120.9 million to repay borrowings under the Credit Facility.
(2) Represents the sale of 2,750,000 Common Shares by the Company at an offering price of $22.75 share less estimated issuance cost of $3.9 million and the issuance of 2,737,926 Common Shares by the Company to Merck KGaA at a price of $22.75 per share.
(3) Represents an extraordinary non-cash charge of $0.6 million, net of a $0.4 million tax benefit, representing the write-off of unamortized deferred financing fees related to the early extinguishment of the Term Loan of the Credit Facility.
(4) Includes unamortized ESOP contributions and restricted stock awards and cumulative translation adjustments.

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 NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE
ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE COMMON SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                                 ------------

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Prospectus Summary.......................................................   3
Risk Factors.............................................................   6
The Company..............................................................  10
Concurrent Merck KGaA Sale...............................................  10
Use of Proceeds..........................................................  11
Dividend Policy..........................................................  11
Price Range of Common Shares.............................................  12
Capitalization...........................................................  13
Selected Consolidated Financial Data.....................................  14
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15
Business.................................................................  21
Management...............................................................  28
Principal Shareholders...................................................  30
Relationship with Merck KGaA.............................................  31
Underwriting.............................................................  33
Legal Matters............................................................  34
Experts..................................................................  34
Available Information....................................................  34
Incorporation of Certain Documents by Reference..........................  35
Index to Financial Statements............................................ F-1

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                               2,750,000 SHARES

                [LOGO OF VWR SCIENTIFIC PRODUCTS APPEARS HERE]


                                 COMMON SHARES

                                   --------

                                  PROSPECTUS

                               NOVEMBER 18, 1997

                                   --------

                               SMITH BARNEY INC.
                                BT ALEX. BROWN
                            LEGG MASON WOOD WALKER
                                 Incorporated
                                LEHMAN BROTHERS


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